Exhibit 99.2

TELUS CORPORATION

Management’s discussion and analysis

2013 Q3

Caution regarding forward-looking statements

This document contains forward-looking statements about expected future events and financial and operating performance of TELUS Corporation. The terms TELUS, the Company, we, us or our refer to TELUS Corporation and where the context of the narrative permits or requires, its subsidiaries. Forward-looking statements include, but are not limited to, statements relating to annual guidance and updates, our multi-year dividend growth program, our multi-year share purchase program, and trends. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, strategy, target and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. By their nature, forward-looking statements are subject to inherent risks and uncertainties, and require us to make assumptions. There is significant risk that assumptions, predictions and other forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause future performance, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements, and reserve the right to change, at any time at our sole discretion, our current practice of updating annual targets and guidance. Annual targets, guidance and related assumptions for 2013, as well as risk factors and CEO goals, are described in our 2012 annual report. In addition, see Section 9 Annual guidance for 2013 in this MD&A.

Factors that could cause actual performance to differ materially include, but are not limited to:

•                  Competition including: continued intense rivalry across all services among established telecommunications companies, advanced wireless services (AWS) entrants, cable-TV providers, other communications companies and emerging over-the-top (OTT) services; active price and brand competition; our ability to continue to retain customers through an enhanced customer service experience; network access line (NAL) losses; subscriber additions and retention volumes and associated costs for wireless, TV and high-speed Internet services; pressures on wireless average revenue per subscriber unit per month (ARPU) from promotional activity from competitors, flat-rate pricing trends for voice and data, inclusive long distance plans for voice, and increasing availability of Wi-Fi networks for data; levels of smartphone sales and associated subsidy levels; and ability to obtain and offer content across multiple devices on wireless and TV platforms at a reasonable cost.

•                  Regulatory approvals and developments including: the federal government’s stated intention to reduce roaming costs on wireless networks in Canada and to require further unbundling of TV channels; future spectrum auctions and rules for the 700 MHz and 2,500-2,690 MHz bands (including limitations on incumbent wireless providers, advantages provided to foreign participants and the amount and cost of spectrum acquired); restrictions on the purchase, sale and transfer of spectrum licences; the outcome of the Canadian Radio-television and Telecommunications Commission (CRTC) review of mandated wholesale services, including consideration of mandated competitor access to fibre-to-the-premise facilities; vertical integration by competitors into broadcast content ownership and timely and effective enforcement of regulatory safeguards; ongoing monitoring and compliance with restrictions on non-Canadian ownership of TELUS Common Shares; increased foreign control of certain AWS wireless entrants; interpretation and application of tower sharing and roaming rules; potential conflicts between non-harmonized provincial consumer protection legislation and the new CRTC mandatory national wireless code, which is effective December 2, 2013; uncertainty around the outcome of the legal challenge to the retroactivity of the wireless code to contracts entered into between June 2012 and December 2, 2013; and a possible increase in costs of wireless customer acquisition and retention resulting from maximum two-year contracts required under the wireless code.

•                  Technological substitution including: reduced utilization and increased commoditization of traditional wireline voice local and long distance services; increasing numbers of households that have only wireless and/or Internet-based telephone services; continuation of wireless voice ARPU declines such as through substitution to messaging and OTT applications like Skype; substitution to Wi-Fi services from wireless services; and OTT IP services that may cannibalize TV and entertainment services.

•                  Technology including: subscriber demand for data that challenges wireless network and spectrum capacity, and service levels; reliance on systems and information technology; technology options, evolution paths and roll-out plans for wireline and wireless networks (including broadband and wireless small cell deployment); reliance on wireless network access agreements; choice of suppliers and suppliers’ ability to maintain and service their product lines; wireless handset supplier concentration and market power; the performance of long-term evolution (LTE) wireless technology; our spectrum deficiency in certain geographical areas and the need to obtain additional spectrum licences through auctions or from third parties; dependence of our rural LTE roll-out strategy on acquiring spectrum in the 700 MHz band; deployment and operation of new wireless networks and success of new products, new services and supporting systems; network reliability and change management (including migration risks to new, more efficient Internet data centres (IDCs) and realizing the expected benefits); timing of decommissioning of iDEN and CDMA wireless networks to redeploy spectrum and reduce operating costs, and the associated subscriber migration and retention risks; availability of resources and ability to build out adequate broadband capacity; and success of upgrades and evolution of TELUS TV® technology, which depends on third-party suppliers.

•                  Economic growth and fluctuations including: the strength and persistence of economic growth in Canada that may be influenced by economic developments outside of Canada; future interest rates; pension investment returns and funding; and Canada: U.S. dollar exchange rates.

•                  Capital expenditure levels, as well as potential outlays for spectrum licences in future auctions or from third parties, due to our wireless deployment strategy for LTE and future technologies, wireline broadband initiatives, subscriber demand for data, new IDC initiatives, and Industry Canada wireless spectrum auctions for the 700 MHz band currently expected to commence in January 2014 and the 2,500-2,690 MHz bands currently expected in late 2014 or early 2015.

•                  Financing and debt requirements including ability to carry out refinancing activities.

•                  Ability to sustain dividend growth program of circa 10% per annum through 2016 and ability to sustain and complete multi-year share purchase programs through 2016. These programs may be affected by factors such as regulatory and government decisions, competitive environment, reasonable economic performance in Canada, our earnings and free cash flow, and capital expenditures and spectrum licence purchases. Quarterly dividend decisions are subject to our Board of Director’s assessment and determination based on the Company’s financial situation and outlook. Share purchase programs may be affected by the change in our intention to purchase shares, and the assessment and determination of our Board of Directors from time to time.

•                  Human resource matters including recruitment, retention and appropriate training in a highly competitive industry.

•                  Ability to successfully implement cost reduction initiatives and realize planned savings net of restructuring and other like costs without losing customer service focus or negatively impacting client care. Initiatives include: our earnings enhancement program to drive improvements in earnings before interest, income taxes, depreciation and amortization (EBITDA) of $250 million by the end of 2015; business integrations; business process outsourcing; internal offshoring and reorganizations; procurement initiatives; and consolidation of real estate.

•                  Process risks including: reliance on legacy systems and ability to implement and support new products and services; implementation of large enterprise deals that may be adversely impacted by available resources and degree of co-operation from other service providers; our ability to successfully manage operations in foreign jurisdictions; and real estate joint venture development risks.

•                  Tax matters including: a general tendency by tax collection authorities to adopt more aggressive auditing practices; possible increases in corporate income tax rates; elimination of income tax deferrals through the use of different tax year-ends for operating partnerships and corporate partners; and international tax complexity and compliance.

•                  Business continuity events including: human-caused threats such as electronic attacks and human errors; equipment failures; supply chain disruptions; natural disaster threats; and effectiveness of business continuity and disaster recovery plans and responses.

•                  Acquisitions or divestitures including ability to successfully integrate acquisitions or complete divestitures in a timely manner, and to realize expected strategic benefits.

•                  Health, safety and environmental developments; Litigation and legal matters; and other risk factors discussed herein and listed from time to time in our reports and public disclosure documents including our annual report, annual information form, and other filings with securities commissions or similar regulatory authorities in Canada (on SEDAR at sedar.com) and in our filings with the SEC in the United States, including Form 40-F (on EDGAR at sec.gov). Section 10: Risks and risk management in our annual 2012 TELUS MD&A, as well as updates in Section 10 of our 2013 Q2 MD&A and this 2013 Q3 MD&A are incorporated by reference in this cautionary statement.

Management’s discussion and analysis (MD&A)

November 8, 2013.

Contents

Section		Description
1.	Introduction	1.1 Preparation of the MD&A 1.2 The environment in which we operate 1.3 Consolidated highlights
2.	Core business and strategy
3.	Key performance drivers
4.	Capabilities	4.1 Principal markets addressed and competition 4.2 Operational resources 4.3 Liquidity and capital resources 4.4 Changes in internal control over financial reporting
5.	Discussion of operations	5.1 General 5.2 Summary of quarterly results and trends 5.3 Consolidated operations 5.4 Wireless segment 5.5 Wireline segment
6.	Changes in financial position
7.	Liquidity and capital resources

7.1 Cash provided by operating activities

7.2 Cash used by investing activities

7.3 Cash used by financing activities

7.4 Liquidity and capital resource measures

7.5 Credit facilities

7.6 Sale of trade receivables

7.7 Credit ratings

7.8 Financial instruments, commitments and contingent liabilities

7.9 Outstanding share information

7.10 Transactions between related parties

8.	Accounting matters	8.1 Critical accounting estimates 8.2 Accounting policy developments
9.	Annual guidance for 2013
10.	Risks and risk management	10.1 Competition 10.2 Regulatory matters 10.3 Litigation and legal matters
11.	Definitions and reconciliations	11.1 Non-GAAP financial measures 11.2 Wireless operating indicators

1.              Introduction

Our discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

1.1 Preparation of the MD&A

The following sections are a discussion of the consolidated financial position and financial performance of TELUS Corporation for the three-month and nine-month periods ended September 30, 2013, and should be read together with TELUS’ Condensed interim consolidated financial statements dated September 30, 2013. The generally accepted accounting principles (GAAP) we use are International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The terms IFRS-IASB and IFRS used subsequently in this document refer to these standards. In our discussion, we also use certain non-GAAP financial measures to evaluate our performance, compliance with debt covenants and to manage our capital structure. These measures are clearly defined, qualified and reconciled with their nearest GAAP measures in Section 11.1. All amounts are in Canadian dollars unless otherwise specified.

Our disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management on a timely basis, so that appropriate decisions can be made regarding public disclosure. The MD&A and the Condensed interim consolidated financial statements were reviewed by TELUS’ Audit Committee and approved by TELUS’ Board of Directors for issuance on November 8, 2013.

1.2 The environment in which we operate

Economic growth

We estimate economic growth in Canada will be 1.7% in 2013, 2.4% in 2014 and 2.6% in 2015, based on a composite of estimates from Canadian banks and other sources. The Bank of Canada’s October 2013 Monetary Policy Report projects economic growth for Canada at 1.6% in 2013, 2.3% in 2014 and 2.6% in 2015. In addition, Statistics Canada’s Labour Force Survey reported the September 2013 national unemployment rate at 6.9% (7.1% reported in December 2012; 7.4% reported in September 2012).

Latest regulatory developments

On October 16, 2013, the federal government stated its intention to take steps to reduce roaming costs on networks within Canada, as well as an intention to require further unbundling of TV channels offered to consumers. In addition, on October 23, 2013, the CRTC announced its plan to consult with Canadians about the future of Canada’s television system. The outcome of these intentions and plans cannot be determined at this time.

Technological and competitive environments

In respect of the technological and competitive environment in Canada, the Organization for Economic Cooperation and Development (OECD) released its biennial report on communications infrastructure and services in July 2013. The OECD report ranked Canada first in investment per capita amongst the 34 countries in their study. Importantly, both the OECD report and the July 2013 Wall Report, commissioned by the CRTC and Industry Canada, show that wireless pricing in Canada falls in the middle compared with G7 peers, across all combinations of voice and data services.

In addition, the OECD report ranked Canada’s wireless networks second only to Denmark in mobile data speeds, or more than twice the average speeds of those in Germany and Italy, more than three times the average speeds offered in the U.S. and France, and nine times faster than the U.K. Additionally, the European Commission issued a report in mid-2013 that cited that three-quarters of Europeans have no access to the 4G LTE wireless service, which is already available to more than 79% of Canadians at September 30, 2013, despite Canada’s expansive topography.

Earlier this summer, Navigant Economics published a report comparing Europe’s wireless networks with those in the U.S. We commissioned Navigant to expand its analysis to compare the European Union (E.U.) with Canada and the results released in September included:

•                  North American mobile users use their devices for both data and voice far more intensively than European users. While Canadians and Europeans are equally as likely to own a smartphone, Canadians are more likely to use their phones for activities such as mobile banking, web browsing and streaming video, using approximately twice as much data as European customers.

•                  Wireless service quality in Canada has far surpassed that of the E.U. thanks to heavy investment in next-generation technology. Wireless carriers in Canada invest 21 per cent more per connection than carriers in the U.S. and more than 2.3 times those in the E.U., which has led to networks in Canada that are 75 per cent faster than the E.U. average.

•                  Canadian consumers enjoy a price-quality advantage despite the high network build costs associated with low population density. Canada has just 15 wireless connections per square kilometre — less than one tenth of the E.U. average of 155 and far below the U.S. figure of 51.

•                  The disparity between the performance of networks in Canada and the E.U. is at least partly attributable to the policy choices made by regulators in Europe. Efforts to artificially introduce competition or block efficient consolidation have led to market fragmentation and stalled investment and innovation in Europe.

These reports confirm that Canadian wireless pricing is competitive internationally, while Canadians have access to the leading wireless networks in the world with superior speed and coverage. This reflects the significant investments by TELUS and other Canadian carriers.

1.3 Consolidated highlights

	Third quarters ended September 30				Nine-month periods ended September 30
($ millions, unless noted otherwise)	2013	2012	Change		2013	2012	Change
Consolidated statements of income
Operating revenues	2,874	2,774	3.6%		8,456	8,070	4.8%
Operating income (1)	590	529	11.5%		1,725	1,554	11.0%
Income before income taxes (1)	481	433	11.1%		1,388	1,276	8.8%
Net income (1)	356	323	10.2%		1,004	941	6.7%

Net income per equity share (1)(2)(3)
Basic (basic EPS) ($)	0.56	0.49	13.6%		1.55	1.44	7.6%
Diluted ($)	0.56	0.49	13.6%		1.55	1.44	7.6%
Dividends declared per equity share (2) ($)	0.34	0.305	11.5%		1.00	0.90	11.1%

Basic weighted-average equity shares (2) outstanding (millions)	633	652	(2.9)%		646	651	(0.8)%
Consolidated statements of cash flows
Cash provided by operating activities	1,084	965	12.3%		2,520	2,516	0.2%

Cash used by investing activities	552	490	12.7%		1,602	1,544	3.8%
Capital expenditures (excluding spectrum licences) (4)	555	471	17.8%		1,533	1,460	5.0%

Cash used by financing activities	772	502	53.8%		993	973	2.1%
Other highlights
Subscriber connections (thousands) (5)					13,270	12,981	2.2%
EBITDA (1)(6)	1,035	990	4.6%		3,067	2,941	4.3%
Restructuring and other like costs included in EBITDA (6)	15	3	n/m		65	29	124.1%
EBITDA — excluding restructuring and other like costs (6)	1,050	993	5.7%		3,132	2,970	5.4%
EBITDA margin excluding restructuring and other like costs (%) (7)	36.5	35.8	0.7	pts.	37.0	36.7	0.3	pts.
Free cash flow (6)	365	426	(14.3)%		915	1,068	(14.3)%
Net debt to EBITDA — excluding restructuring and other like costs (times) (1)(6)					1.8	1.7	0.1

Notations used in MD&A: n/a — Not applicable; n/m — Not meaningful; n/r — Not reported; pts. — Percentage points.

(1)         Figures for 2012 have been adjusted for retrospective application of accounting standard IAS 19 Employee benefits (2011). See Section 8.2.

(2)         Adjusted for the 2-for-1 stock split effective April 16, 2013 (see Section 7.9 Outstanding share information). All information pertaining to shares outstanding and per-share amounts in this MD&A for periods before April 16, 2013, reflects retrospective treatment of the stock split.

(3)         Equity shares: Common Shares since February 4, 2013; Common Shares and Non-Voting Shares prior to February 4, 2013.

(4)         Capital expenditures (excluding spectrum licences) include assets purchased, but not yet paid for, and consequently differ from Cash payments for capital assets, excluding spectrum licences on the Consolidated statements of cash flows.

(5)         The sum of active wireless subscribers, NALs, Internet access subscribers and TELUS TV subscribers (Optik TV™ subscribers and TELUS Satellite TV® subscribers), measured at the end of the respective periods based on information in billing and other systems. Prepaid wireless subscribers are deactivated when the subscriber has no usage for 90 days following expiry of the prepaid credits. Effective with the second quarter of 2013 and on a prospective basis, wireless machine-to-machine (M2M) subscriptions have been excluded. Cumulative subscriber connections include an April 1, 2013, adjustment to remove approximately 76,000 M2M subscriptions.

(6)         See Section 11.1 Non-GAAP financial measures. The net debt to EBITDA measure is on a 12-month trailing basis.

(7)         EBITDA — excluding restructuring and other like costs, as a percentage of Operating revenues.

Share purchase program

On September 24, 2013, we successfully completed our amended 2013 normal course issuer bid (NCIB) program, purchasing 31.2 million Common Shares and returning $1 billion to shareholders. The average share purchase price was $32.07. The purchased shares represent 4.8% of the shares outstanding prior to commencement of the NCIB.

We currently intend to renew our NCIB in each of the next three years in order to permit purchases of up to $500 million in each calendar year. Future NCIBs will be dependent on factors such as our earnings and free cash flow, subject to our Board of Directors’ assessment and determination, and subject to obtaining regulatory approvals, including approval from the Toronto Stock Exchange (TSX). Our Board believes such share purchases are in the best interest of TELUS and that such purchases constitute an attractive investment opportunity and desirable use of TELUS funds that should enhance the value of the remaining shares. For additional information, see Section 4.3.

Operating highlights

•                  Consolidated Operating revenues increased year over year by $100 million or 3.6% in the third quarter of 2013 and $386 million or 4.8% in the first nine months of 2013. This included year-over-year growth in wireless network revenue of $71 million or 5.2% in the quarter and $218 million or 5.5% for the nine-month period, as a result of subscriber growth and the increase in demand for data services. Included in wireless network revenue was a 17% year-over-year increase in data revenue for both the quarter and the nine-month period. In addition, wireline data revenues increased year over year by $64 million or 8.7% in the third quarter of 2013 and $231 million or 11% in the first nine months of 2013 due to growth in TV, Internet, business process outsourcing services and TELUS Health services, net of a year-over-year decrease in equipment revenue resulting from a significant negotiated sale in the third quarter of 2012. These increases were partly offset by ongoing declines in legacy wireline voice revenues.

Wireless monthly blended ARPU was $62.49 in the third quarter of 2013, up $1.07 or 1.7% from the same period in 2012. For the first nine months of 2013, monthly blended ARPU was $61.22, up $1.02 or 1.7% from the same period in 2012.

•                  Our subscriber connection net additions were 115,000 in the third quarter of 2013 and 235,000 for the first nine months of 2013. During the 12-month period ended September 30, 2013, our subscriber connections increased by 289,000, composed of 3.3% growth in wireless subscribers, 22% growth in TV subscribers and 5.4% growth in high-speed Internet subscribers, partly offset by a 4.8% decline in total NALs and a decline in the small number of remaining dial-up Internet subscribers.

Our postpaid wireless subscriber net additions were 106,000 in the third quarter of 2013 and 265,000 in the first nine months of 2013, as compared to postpaid subscriber net additions of 116,000 in the third quarter of 2012 and 291,000 for the first nine months of 2012. The decreases reflect lower third quarter gross subscriber additions during a period of intense competitive activity and a limited supply of the iPhone 5s, while our churn rate remained low due to our Customers First and retention efforts. Our monthly postpaid subscriber churn rates were 0.99% in the third quarter of 2013 and 1.05% the first nine months of 2013, as compared to 1.10% in the third quarter of 2012 and 1.08% the first nine months of 2012.

•                  EBITDA increased year over year by $45 million or 4.6% in the third quarter of 2013 and $126 million or 4.3% in the first nine months of 2013. See Investing in internal capabilities in Section 2 for a discussion of restructuring and other like costs. EBITDA excluding restructuring and other like costs increased year over year by $57 million or 5.7% in the third quarter of 2013 and $162 million or 5.4% in the first nine months of 2013. These increases reflected growth in wireless network revenue and flow through to EBITDA, as well as improving Internet and TELUS TV margins, net of impacts related to severe flooding in Alberta in June 2013, which were $1 million in the third quarter of 2013 and $7 million year-to-date. Flood-related costs were substantially all in the wireline segment.

EBITDA in the first nine months of 2012 also included $7 million pre-tax gains net of equity losses for the TELUS Garden residential real estate partnership. We do not anticipate retaining an ownership interest in the TELUS Garden residential condominium after completion of construction.

•                  Operating income increased year over year by $61 million or 12% in the third quarter of 2013 and $171 million or 11% in the first nine months of 2013. This resulted from increases in EBITDA, as well as lower total depreciation and amortization expenses, which decreased due to our continuing program of asset life studies and prior-year adjustments, net of growth in capital assets.

•                  Income before income taxes increased year over year by $48 million or 11% in the third quarter of 2013 and $112 million or 8.8% in the first nine months of 2013. Higher Operating income was partly offset by higher Financing costs resulting from our second quarter 2013 refinancing activities, including a $23 million expense before income taxes for the early redemption of Series CF Notes in May 2013.

•                  Income taxes increased year over year by $15 million or 14% in the third quarter of 2013 and $49 million or 15% in the first nine months of 2013, primarily reflecting higher pre-tax income. Income taxes in the first nine months of 2013 include a second quarter $22 million adjustment to revalue deferred income tax liabilities as a result of the increase in the B.C. provincial corporate income tax rate from 10% to 11% retroactive to April 1, 2013.

•                  Net income increased year over year by $33 million or 10% in the third quarter of 2013 and $63 million or 6.7% in the first nine months of 2013. Excluding restructuring and other like costs, the 2012 net gain related to the TELUS Garden residential real estate partnership, the May 2013 long-term debt prepayment premium and income tax-related adjustments, Net income increased year over year by $42 million or 13% in the third quarter of 2013 and $130 million or 14%, in the first nine months of 2013.

Analysis of Net income

	Third quarters ended September 30		Nine-month periods ended September 30
($ millions)	2013	2012	2013	2012
Net income	356	323	1,004	941
Add back (deduct):
Restructuring and other like costs, after income taxes	11	3	49	22
Gain net of equity losses related to TELUS Garden residential real estate partnership, after income taxes	—	—	—	(6)
Long-term debt prepayment premium, after income taxes	—	—	17	—
Unfavourable (favourable) income tax-related adjustments (see Section 5.2)	(2)	(3)	15	(2)
Net income excluding the above items	365	323	1,085	955

•                  Basic EPS increased year over year by seven cents or 14% in the third quarter of 2013 and 11 cents or 7.6% in the first nine months of 2013. Excluding restructuring and other like costs, the 2012 net gain related to the TELUS Garden residential real estate partnership, the May 2013 long-term debt prepayment premium and income tax-related adjustments, our basic EPS increased year over year by approximately nine cents or 18% in the third quarter of 2013 and 22 cents or 15% in the first nine months of 2013.

Analysis of basic EPS

	Third quarters ended September 30		Nine-month periods ended September 30
($)	2013	2012	2013	2012
Basic EPS	0.56	0.49	1.55	1.44
Add back (deduct):
Restructuring and other like costs after income taxes, per share	0.02	—	0.08	0.03
Gain net of equity losses related to TELUS Garden residential real estate partnership after income taxes, per share	—	—	—	(0.01)
Long-term debt prepayment premium after income taxes, per share	—	—	0.03	—
Unfavourable income tax-related adjustments, per share (see Section 5.2)	—	—	0.02	—
Basic EPS excluding the above items	0.58	0.49	1.68	1.46

•                  Dividends declared per equity share: On November 6, 2013, our Board of Directors declared a fourth quarter dividend of 36 cents per share on the issued and outstanding Common Shares of the Company, payable on January 2, 2014, to shareholders of record at the close of business on December 11, 2013. The fourth quarter dividend increased by four cents per share or 12.5% from the 32 cents per share dividend declared one year earlier, consistent with our multi-year dividend growth program (see Section 4.3).

Liquidity and capital resource highlights

•                  The Net debt to EBITDA — excluding restructuring and other like costs ratio for the 12-month period ended September 30, 2013, was 1.8 times, which remains within our long-term target policy range of 1.5 to 2.0 times. The current ratio increased from 1.7 times at September 30 and December 31, 2012, as the increase in net debt was only partly offset by growth in EBITDA excluding restructuring and other like costs. See Section 7.4.

•                  Cash provided by operating activities increased year over year by $119 million in the third quarter of 2013 and $4 million in the first nine months of 2013, as a result of working capital changes and growth in EBITDA. For the nine-month period, these sources of cash were largely offset by higher interest and income tax payments.

•                  Cash used by investing activities increased year over year by $62 million in the third quarter of 2013 and $58 million in the first nine months of 2013, mainly due to increased capital expenditures and the purchase of spectrum licences from a third party in July 2013, net of investing working capital changes. Capital expenditures (excluding spectrum licences) increased year over year by $84 million in the quarter and $73 million in the nine-month period, mainly due to our continuing investments in broadband infrastructure expansion and upgrades.

•                  Cash used by financing activities increased year over year by $270 million in the third quarter of 2013 and $20 million in the first nine months of 2013. The increases reflect purchases of Common Shares under our NCIB, as well as increased dividend payments in 2013, partly offset by debt financing activities (see Section 7.3).

We returned more than $1.6 billion in cash to shareholders in the first nine months 2013, including $639 million in dividends paid and $1.0 billion under our 2013 NCIB. For additional details on our multi-year dividend growth program and multi-year share purchase program (see Section 4.3).

•                  Free cash flow was $365 million in the third quarter of 2013 and $915 million in first nine months of 2013, reflecting year over year decreases of $61 million for the quarter and $153 million for the nine-month period. The decreases resulted mainly from higher capital expenditures (excluding spectrum licences) and higher income tax payments, net of growth in EBITDA.

2.              Core business and strategy

Our discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

We are one of Canada’s largest telecommunications companies. Our goal is to focus relentlessly on putting customers first, while providing sustained and superior investment returns to our shareholders. Our strategic intent is to unleash the power of the Internet to deliver the best solutions to Canadians at home, in the workplace and on the move.

We are guided by six strategic imperatives:

Building national capabilities across data, IP, voice and wireless

In 2013, we continue to invest in wireless capacity and network growth, while investments for urban deployment of 4G LTE have declined, following the roll out of LTE coverage to more than two-thirds of Canada’s population by the end of 2012. We plan to participate in Industry Canada’s auction of 700 MHz spectrum licences commencing in January 2014. If we were to be successful in our bids, it would enable us to effectively roll out LTE to rural Canada. Spectrum in the 700 MHz range has superior propagation capabilities that make it effective and efficient in covering Canada’s expansive rural geography, as well as improve the quality of in-building coverage in urban areas. We are continuing our broadband infrastructure expansion and upgrades, including connecting more businesses, homes and multi-dwelling units directly to fibre optic cable, and expanding rural broadband connections. These investments increase Internet speeds and capacity to support TV, Internet and data service growth, as well as extend the reach of our healthcare solutions, and provide backhaul capability for expanding wireless services.

Third quarter highlights:

•                  We opened our newest technologically and environmentally advanced cloud computing Internet data centre (IDC) in Kamloops, B.C.

•                  Our 4G LTE network covers more than 79% of Canada’s population at September 30, 2013.

•                  We began offering 4G and 4G LTE wireless products and services in Canada’s North with launches in Whitehorse and Yellowknife in September 2013.

•                  Our high-speed broadband coverage is more than 2.6 million households across B.C., Alberta and Eastern Quebec at September 30, 2013 (approximately 2.4 million households at the end of 2012).

•                  The Canadian Wireless Telecommunications Association (CWTA) and its wireless carrier members, including TELUS, announced the implementation of a blacklist of wireless devices that have been reported lost or stolen. Effective September 30, 2013, the authorization of any GSM, HSPA, HSPA+ or LTE wireless device on any participating Canadian carrier’s network will include the verification of the IMEI (international mobile equipment identity) number of the device to ensure it has not been reported as lost or stolen on that network or any other participating Canadian network. The blacklist will also include devices reported lost or stolen by U.S. carriers that are connected to the GSMA IMEI database. In addition, Canadians who purchase a wireless device from a private source can use a convenient tool on ProtectYourData.ca to check if the IMEI number of the device was reported lost or stolen. The national blacklist will help make wireless devices less attractive to thieves.

Focusing relentlessly on the growth markets of data, IP and wireless

External wireless revenues and wireline data revenues were $6.9 billion in the first nine months of 2013, up by $464 million or 7.2% from the same period in 2012, while wireline voice and other revenues and income were $1.6 billion, down $78 million or 4.8% year over year. Combined, revenues from wireless and wireline data represent 82% of TELUS’ consolidated revenues for the first nine months of 2013 (80% for the first nine months of 2012).

Providing integrated solutions that differentiate TELUS from its competitors

Continuing with our long-standing Clear and Simple approach to wireless pricing and putting our Customers First, we introduced our new two-year SharePlus plans, effective July 30, 2013. Research and customer feedback indicated that consumers want unlimited Canada-wide talk and text, and the capability to share data among family members and devices. So we added unlimited talk and text to the new plans, and data plans are shareable among multiple devices in the same household. Customers can simply select an unlimited talk and text plan for the device(s) of their choice, and then add a data plan that is shareable across all devices on the account.

In October 2013, we launched TELUS Link™ our next generation of Push to Talk (PTT) service over our 4G HSPA and LTE networks and Wi-Fi. TELUS Link provides walkie-talkie type voice communication with an individual or a team, as well as standard wireless service, enabling members of a work team to connect in less than one second. Customers can also roam in the U.S. and around the world with enhanced PTT over Wi-Fi. TELUS Link is Canada’s only PTT service over Wi-Fi and is a natural evolution of Mike® service currently operated on our iDEN network.

Optik TV now supports more than 630 channels, including 170 HD TV channels and 74 Galaxie music channels, while Optik on the go provides access to thousands of on-demand shows and movies on smartphones, tablets and laptop computers, whether at home or on the move. Some examples of new features and capabilities added to Optik TV are:

•                  In July, TELUS and Galaxie Music announced that the Galaxie music app included with all Optik TV service is available free-of-charge on smartphones for Optik TV subscribers. We also launched the Optik Smart Remote app for Android devices. Optik Smart Remote enables customers with Android or Apple devices to surf TV, set and manage recordings while on the go, and browse content on the device instead of using the traditional guide on the TV.

•                  In August, we began reorganizing Optik TV channels, grouping them into categories, such as major networks, news, sports and entertainment, allowing customers to easily and quickly surf within their favourite category. The channel reorganization has created room for more channels in the future. We also introduced the wireless digital box for Optik TV subscribers, giving them the ability to move their TV within the home, or yard, without the need to plug it into a TV outlet.

Partnering, acquiring and divesting to accelerate the implementation of TELUS’ strategy and focus TELUS resources on the core business

On July 4, 2013, we announced that we are partnering as equals, with two arm’s length parties, in an office, retail and residential real estate redevelopment project in downtown Calgary, named TELUS Sky. The building will be constructed to Leadership in Energy and Environmental Design (LEED) Platinum standards. Pending zoning and development permit approval, construction is currently estimated to begin in the fall of 2014 and be completed by the end of 2017. A significant proportion of our investment will come from contributions of our existing real estate holdings, coupled with project debt. We plan to lease space in the new jointly-owned office tower and plan to vacate leased space in TELUS House Calgary upon completion of the new development. This project is another opportunity for us to monetize a portion of our real estate holdings.

In addition, we have entered into an agreement to acquire 100 per cent of Public Mobile Inc. Our agreement is subject to conditions including approval by the Competition Bureau and Industry Canada; in October 2013, approval was received from Industry Canada.

Investing in internal capabilities to build a high-performance culture and efficient operation

We have incurred incremental, non-recurring restructuring and other like costs with the objectives of improving our operating efficiency and effectiveness and to address the declining profitability in certain areas of our business. Restructuring costs associated with the consolidation of administrative, channel and network real estate were recorded in Goods and services purchased. Employee-related restructuring costs for reorganizing and streamlining business processes, such as certain client care, marketing and support functions, were recorded in Employee benefits expense. Other like costs for incremental external costs in connection with business acquisition activity were recorded in Goods and services purchased. See following table.

Restructuring and other like costs

	Third quarters ended September 30		Nine-month periods ended September 30
($ millions)	2013	2012	2013	2012
Goods and services purchased	2	—	10	6
Employee benefits expense	13	3	55	23
Restructuring and other like costs included in EBITDA	15	3	65	29

Going to the market as one team under a common brand, executing a single strategy

Our top corporate priority since 2010 and for the foreseeable future is putting Customers First as we strive to consistently deliver exceptional client experiences and win the hearts and minds of Canadians on our journey to become the most recommended company in the markets we serve. In 2012, we developed four customer commitments that underpin our internal goals and corporate priorities to serve our customers better:

•                  We take ownership of every customer experience

•                  We work as a team to deliver on our promises

•                  We learn from customer feedback and take action to get better, every day

•                  We are friendly, helpful and thoughtful.

3.              Key performance drivers

Our discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

We confirm or set new corporate priorities each year to both advance TELUS’ long-term strategic imperatives and address near-term opportunities and challenges. Corporate priorities are key performance drivers that help achieve performance measures quantified in our public financial targets disclosed in our 2012 annual report. See Section 9 of this MD&A for an update to our guidance.

Corporate priorities for 2013

Deliver on TELUS’ future friendly brand promise by putting customers first and earning our way to industry leadership in “likelihood to recommend” from our clients

Further strengthen our operational efficiency and effectiveness, thereby fuelling our capacity to invest for future growth

Continue to foster our culture for sustained competitive advantage

Increase our competitive advantage through technology leadership across cohesive broadband networks, Internet data centres, information technology and client applications

Drive TELUS’ leadership position in its chosen business and public sector markets through an intense focus on high-quality execution and economics

Elevate TELUS’ leadership position in healthcare information by leveraging technology to deliver better health outcomes for Canadians.

4.              Capabilities

Our discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

4.1 Principal markets addressed and competition

Our principal markets and an overview of competition were described in Section 4.1 of our annual 2012 MD&A.

See Section 10.1 for an update on competition risks and Section 10.2 for an update on regulatory matters.

4.2 Operational resources

Our operational resources were described in Section 4.2 of our annual 2012 MD&A.

4.3 Liquidity and capital resources

Capital structure financial policies

Our capital structure financial policies were described in Section 4.3 of our annual 2012 MD&A and are disclosed in Note 3 of the Condensed interim consolidated financial statements.

Report on 2013 financing and capital structure management plans

Pay dividends to the holders of TELUS Common Shares under our multi-year dividend growth program

•                  On May 9, 2013, we announced an intention to target ongoing semi-annual dividend increases, with the annual increase in the range of circa 10% through to the end of 2016, extending the policy announced in May 2011. Notwithstanding this, dividend decisions will continue to be subject to our Board’s assessment and determination of our financial situation and outlook on a quarterly basis. Our long-term dividend payout ratio guideline is 65 to 75% of prospective sustainable net earnings. There can be no assurance that we will maintain a dividend growth program through 2016. See Caution regarding forward-looking statements — Ability to sustain dividend growth program of circa 10% per annum through 2016.

•                  On November 6, 2013, our Board of Directors declared a fourth quarter dividend of 36 cents per share on the issued and outstanding Common Shares of the Company, payable on January 2, 2014, to shareholders of record at the close of business on December 11, 2013. This fourth quarter dividend reflects an increase of four cents or 12.5% from the 32 cents per share dividend one year earlier.

Purchase TELUS Common Shares for cancellation under our multi-year share purchase program

•                  On May 9, 2013, we announced that the Board of Directors authorized a normal course issuer bid (NCIB) program. On May 21, 2013, the TSX approved our NCIB to purchase, for cancellation, up to 15 million of our outstanding Common Shares (up to $500 million), until December 31, 2013. On July 23, 2013, the TSX authorized an amendment to our NCIB to increase the maximum number of Common Shares we may purchase for cancellation to 31.9 million, or a maximum amount of $1.0 billion until December 31, 2013. We have purchased shares through the facilities of the TSX, the New York Stock Exchange (NYSE) and/or alternative trading platforms or otherwise as may be permitted by applicable securities laws and regulations including privately negotiated block purchases. On September 24, 2013, we had reached the $1.0 billion maximum amount, having purchased 31.2 million shares, or 4.8% of the outstanding shares prior to commencement of the NCIB, for an average price of $32.07.

•                  We currently intend to renew our NCIB in 2014, 2015 and 2016 in order to permit share purchases for up to $500 million in each calendar year. There can be no assurance that we will renew our share purchase program. See Caution regarding forward-looking statements — ability to sustain and complete multi-year share purchase programs through 2016.

Use proceeds from securitized trade receivables (presented as Short-term borrowings), bank facilities, commercial paper and dividend reinvestment, as needed, to supplement free cash flow and meet other cash requirements

•                  Cash provided by operating activities exceeded the use of cash for investing activities by $918 million in the first nine months of 2013.

•                  We increased commercial paper from a $nil balance at June 30, 2013, to $205 million at September 30, 2013. The balance at September 30 reflects a net decrease of $40 million from December 31, 2012.

•                  Proceeds from securitized trade receivables were unchanged at $400 million at September 30, 2013.

Maintain compliance with financial objectives, policies and guidelines

Our strategy is to maintain the financial policies and guidelines set out below. We believe that the policy measures Net debt to EBITDA — excluding restructuring and other like costs and Dividend payout ratio of sustainable net earnings on a prospective basis are currently at the optimal level and by maintaining credit ratings in the desired range are expected to continue to provide reasonable access to capital markets.

•                  Maintain investment grade credit ratings in the range of BBB+ to A-, or the equivalent — At November 8, 2013, investment grade credit ratings from the four rating agencies that cover TELUS were in the desired range.

•                  Net debt to EBITDA excluding restructuring and other like costs ratio of 1.5 to 2.0 times — The ratio was 1.8 times at September 30, 2013, up from 1.7 times one year earlier and December 31, 2012, as the increase in net debt was only partly offset by growth in EBITDA excluding restructuring and other like costs.

•                  Dividend payout ratio guideline of 65 to 75% of sustainable net earnings on a prospective basis — This prospective payout ratio range is seen as appropriate to our current plans for earnings, cash flow and capital investments. For the 12-month period ended September 30, 2013, our dividend payout ratio of adjusted net earnings was 68%. See Section 7.4.

•                  Generally maintain a minimum $1 billion in unutilized liquidity — We had unutilized credit facilities of more than $1.8 billion at September 30, 2013, as well as $100 million of additional availability under the trade receivables securitization program. See Section 7.5.

4.4 Changes in internal control over financial reporting

There were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

5.              Discussion of operations

Our discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

5.1 General

Our operating and reportable segments are wireless and wireline. Segmented information in Note 5 of the Condensed interim consolidated financial statements is regularly reported to our Chief Executive Officer (the chief operating decision maker).

5.2 Summary of quarterly results and trends

Summary of quarterly results

($ millions, except per share amounts)	2013 Q3	2013 Q2	2013 Q1	2012 Q4	2012 Q3	2012 Q2	2012 Q1	2011 Q4
Operating revenues	2,874	2,826	2,756	2,851	2,774	2,665	2,631	2,690
Operating expenses
Goods and services purchased	1,237	1,222	1,154	1,330	1,222	1,152	1,116	1,316
Employee benefits expense (1)	602	606	568	603	562	543	534	528
Depreciation and amortization	445	446	451	478	461	456	470	481
Total operating expenses	2,284	2,274	2,173	2,411	2,245	2,151	2,120	2,325
Operating income (1)	590	552	583	440	529	514	511	365
Financing costs (1)	109	132	96	96	96	96	86	89
Income before income taxes (1)	481	420	487	344	433	418	425	276
Income taxes (1)	125	134	125	81	110	119	106	61
Net income (1)	356	286	362	263	323	299	319	215
Net income attributable to equity shares (1)	356	286	362	263	323	299	319	224
Net income per equity share (1)(2)
— Basic	0.56	0.44	0.56	0.40	0.49	0.46	0.49	0.34
— Diluted	0.56	0.44	0.55	0.40	0.49	0.46	0.49	0.34
Dividends declared per equity share (2)(3)	0.34	0.34	0.32	0.32	0.305	—	0.595	0.29
Additional information
EBITDA (1)(4)	1,035	998	1,034	918	990	970	981	846
Restructuring and other like costs (4) included in EBITDA	15	39	11	19	3	13	13	16
EBITDA — excluding restructuring and other like costs (4)	1,050	1,037	1,045	937	993	983	994	862
Free cash flow (4)	365	192	358	263	426	284	358	204

(1)         Periods in 2012 and 2011 have been adjusted for retrospective application of accounting standard IAS 19 Employee benefits (2011).

(2)         Adjusted for the 2-for-1 stock split effective April 16, 2013.

(3)         Dividends declared per share in 2012 Q1 include the first quarter dividend of $0.29 paid April 2, 2012, and the second quarter dividend of $0.305 paid July 3, 2012.

(4)         See Section 11.1 Non-GAAP financial measures.

Trends

The consolidated revenue trend continues to reflect: (i) year-over-year growth in wireless network revenue generated from a growing subscriber base and a higher data usage; (ii) wireless equipment revenue that has generally increased year-over-year from increasing sales of higher value smartphones; and (iii) year-over-year growth in wireline data revenues driven by TV, Internet and business process outsourcing services, which exceeded the decline in legacy wireline voice and other revenues.

Increasing wireless network revenue reflects growing data revenue (17% year-over-year growth in the third quarter and first nine months of 2013), partly offset by declines in voice revenue (down 2.4% and 1.9% year-over-year in the third quarter and first nine months of 2013). Data growth reflects increased use of data plans and increased data consumption driven by proliferation of smartphones, tablets and other wireless devices. Data growth also reflects increased roaming revenues. Consequently, monthly blended ARPU has increased year over year for 12 consecutive quarters. Some moderation in the data ARPU growth trend results from competitive pressures driving bigger included-data buckets in rate plans and an increasing number of unlimited messaging rate plans, as well as off-loading of data traffic to increasingly available Wi-Fi hotspots. Voice ARPU declines have slowed for several quarters; the moderation includes the effect of subscribers adopting new bundled and promotional rate plans with higher included minutes. In July 2013, we introduced new two-year wireless rate plans, which may impact future revenue trends and costs of acquisition and retention by potentially increasing the frequency that subscribers update their devices and services, however, the outcome is highly dependent on competitor and consumer behavior, device selection and other factors.

Historically, there has been significant third and fourth quarter seasonality with respect to higher wireless subscriber additions, related acquisition costs and equipment sales, and higher retention costs due to contract renewals. These impacts can also typically be more pronounced around iconic device launches. Wireless EBITDA typically decreases in the fourth quarter due to continued competitive intensity and seasonal loading. Subscriber additions have typically been lowest in the first quarter. Historically, monthly wireless ARPU has risen sequentially in the second and third quarters due to increased vacation season usage and roaming, and declined sequentially in the fourth and first quarters.

The trend of increasing wireline data revenue reflects the continuing expansion of the TELUS TV subscriber base (up 22% in the 12-month period ended September 30, 2013) and rate increases, as well as growth in enhanced data, Internet and business process outsourcing services. Growth in Internet revenues includes expansion of the TELUS high-speed Internet subscriber base (up 5.4% in the 12-month period ended September 30, 2013) as a result of bundling offers with Optik TV, as well as rate increases. A general trend of declining wireline voice revenues and NALs is due to substitution to wireless and IP-based services and applications, as well as competition from VoIP service providers (including cable-TV competitors), resellers and facilities-based competitors. The general trend for business NALs is a decline due to increased competition in the small and medium business (SMB) market, as well as conversion of voice lines to IP services.

The trend in the Goods and services purchased expense reflects increasing content and support costs for the growing TELUS Optik TV subscriber base, as well as third and fourth quarter wireless expense seasonality described above.

The trend in Employee benefits expenses includes increased employee-related restructuring costs in 2013, compensation increases, business acquisitions in the fourth quarter of 2012 and targeted hiring to support TV, business and wireless growth.

The sequential decrease in depreciation and amortization in the first and second quarters of 2013 resulted from minor adjustments from our continuing program of asset life studies and lower retirements. Depreciation and amortization expenses in the fourth quarter of 2011 included a $19 million write-down of assets in a foreign operation that were held for sale at December 31, 2011.

Notably, Financing costs in the second quarter of 2013 include a $23 million long-term debt prepayment premium. In addition, Financing costs for the eight periods shown include varying amounts of foreign exchange gains or losses and varying amounts of interest income, such as interest income from the settlement of prior years’ income tax-related matters of $10 million in the first quarter of 2012.

The trends in Net income reflect the items noted above, as well as adjustments arising from legislated income tax changes, settlements and tax reassessments for prior years, including any related interest on reassessments.

Income tax-related adjustments

	2013 Q3	2013 Q2	2013 Q1	2012 Q4	2012 Q3	2012 Q2	2012 Q1	2011 Q4
Net income impact ($ millions)	2	(22)	5	10	3	(11)	10	10
Basic EPS impact ($)	—	(0.03)	0.01	0.02	—	(0.02)	0.02	0.01

The trend in free cash flow reflects growth in EBITDA, net of increasing capital expenditures (excluding spectrum licences) associated with our broadband and wireless initiatives, interest payments, and income tax payments, among other changes. Free cash flow in the second quarter of 2013 was reduced by accelerated in-year contributions to employee defined benefit plans.

5.3 Consolidated operations

Discussion of TELUS’ consolidated financial performance follows. Segmented discussion is provided in Section 5.4 Wireless segment, Section 5.5 Wireline segment and Section 7.2 Cash used by investing activities — capital expenditures.

Operating revenues

	Third quarters ended September 30			Nine-month periods ended September 30
($ millions)	2013	2012	Change	2013	2012	Change
Service and equipment revenues:
Service	2,687	2,551	5.3%	7,902	7,481	5.6%
Equipment	168	204	(17.6)%	506	537	(5.8)%
	2,855	2,755	3.6%	8,408	8,018	4.9%
Other operating income	19	19	—	48	52	(7.7)%
	2,874	2,774	3.6%	8,456	8,070	4.8%

Consolidated Operating revenues increased year over year by $100 million in the third quarter of 2013 and $386 million in the first nine months of 2013.

•                  Service revenue increased year over year by $136 million in the third quarter of 2013 and $421 million in the first nine months of 2013, driven by wireless, TV and Internet subscriber growth and increasing data revenues, which were partly offset by declining wireline NALs and voice service revenues.

•                  Equipment revenue decreased year over year by $36 million in the third quarter of 2013 and $31 million in the first nine months of 2013, as wireline equipment sales declined in part due to a significant negotiated equipment sale in the third quarter of 2012. Wireless equipment sales declined slightly year over year in the quarter due to lower gross subscriber additions, but were up slightly for the nine-month period mainly due to retention volumes.

•                  Other operating income was flat year over year in the third quarter of 2013 and decreased year over year by $4 million in the first nine months of 2013. The decrease for the nine-month period mainly reflects a $7 million pre-tax gain net of equity losses in 2012 related to the TELUS Garden residential real estate partnership, partly offset by an increase in amounts recognized from the regulatory price cap deferral account for provisioning broadband Internet services to eligible rural and remote communities.

Operating expenses

	Third quarters ended September 30			Nine-month periods ended September 30
($ millions)	2013	2012	Change	2013	2012	Change
Goods and services purchased (1)	1,237	1,222	1.2%	3,613	3,490	3.5%
Employee benefits expense (1)	602	562	7.1%	1,776	1,639	8.4%
Depreciation	342	362	(5.5)%	1,033	1,049	(1.5)%
Amortization of intangible assets	103	99	4.0%	309	338	(8.6)%
	2,284	2,245	1.7%	6,731	6,516	3.3%

(1) Includes restructuring and other like costs. See Investing in internal capabilities in Section 2.

Operating expenses increased year over year by $39 million in the third quarter of 2013 and $215 million in the first nine months of 2013.

•                  Goods and services purchased increased year over year by $15 million in the third quarter of 2013 and $123 million in the first nine months of 2013. The increases reflect higher programming costs for TV services and higher network and support costs for the growing wireless subscriber base, net of lower cost of goods sold associated with lower wireline equipment sales.

•                  Employee benefits expense increased year over year by $40 million in the third quarter of 2013 and $137 million in the first nine months of 2013, mainly due to higher compensation and benefit costs, increased restructuring costs for employee-related initiatives, and acquisitions in the fourth quarter of 2012 to expand business process outsourcing services for business customers.

•                  Depreciation decreased year over year by $20 million in the third quarter of 2013 and $16 million in the first nine months of 2013. The decreases were mainly due to minor adjustments resulting from our continuing program of asset life studies, partly offset by growth in capital assets (such as TV-related assets and the wireless LTE network).

•                 Amortization of intangible assets increased year over year by $4 million in the third quarter of 2013 and decreased year over year by $29 million in the first nine months of 2013. The increase for the quarter primarily reflects growth in administrative and network software assets, and small acquisitions. The decrease for the nine-month period was due to prior-year adjustments resulting from our continuing program of asset life studies and an increase in fully amortized software assets, net of increases from new administrative and network software assets and small acquisitions.

Operating income

	Third quarters ended September 30			Nine-month periods ended September 30
($ millions)	2013	2012	Change	2013	2012	Change
Operating income	590	529	11.5%	1,725	1,554	11.0%

Operating income increased year over year by $61 million in the third quarter of 2013 and $171 million in the first nine months of 2013. This was composed of increases in EBITDA of $45 million in the third quarter of 2013 and $126 million in the first nine months of 2013, and decreases in total depreciation and amortization expenses of $16 million in the quarter and $45 million in the nine-month period.

Financing costs

	Third quarters ended September 30			Nine-month periods ended September 30
($ millions)	2013	2012	Change	2013	2012	Change
Interest expenses, excluding long-term debt prepayment premium	94	87	8.0%	283	266	6.4%
Long-term debt prepayment premium	—	—	—	23	—	n/m
Employee defined benefit plans net interest	13	10	30.0%	40	32	25.0%
Interest (income) and foreign exchange (gains) or losses	2	(1)	—	(9)	(20)	—
	109	96	13.5%	337	278	21.2%

Financing costs increased year over year by $13 million in the third quarter of 2013 and $59 million in the first nine months of 2013. This resulted mainly from our financing activities in the second quarter of 2013, which reduced near-term refinancing risk by extending our average term-to-maturity of long-term debt to 8.4 years at September 30, 2013, from 5.2 years at March 31, 2013, but increased our long-term debt outstanding. Our weighted average interest rate on long-term debt (excluding commercial paper) was 5.07% at September 30, 2013, as compared to 5.62% one year earlier. For additional details, see Changes in long-term debt in Section 7.3.

•                  Interest expenses increased year over year by $7 million in the third quarter of 2013 and $17 million in the first nine months of 2013, mainly due to the increase in long-term debt and reduction in low-rate commercial paper outstanding.

•                  Long-term debt prepayment premium is a $23 million expense before income taxes resulting from our redemption in May 2013 of $700 million of series CF 4.95% Notes one year ahead of their original maturity.

•                  Employee defined benefit plans net interest, is calculated for the periods in 2013 and 2012 based on the respective net defined benefit liabilities at December 31, 2012 and 2011. The net interest increased year over year in the third quarter and first nine months of 2013, reflecting an increase in the net defined benefit liability only partly offset by the decrease in the discount rate.

•                  Interest income and foreign exchange gains or losses fluctuate from period to period. Interest income was $7 million in the first nine months of 2013 (including $4 million from the settlement of prior years’ income tax-related matters), as compared to interest income of $13 million in the first nine months of 2012 ($12 million from the settlement of prior years’ income tax-related matters). The balances of amounts were primarily foreign exchange losses or gains.

Income taxes

	Third quarters ended September 30				Nine-month periods ended September 30
($ millions, except tax rates)	2013	2012	Change		2013	2012	Change
Basic blended income tax at weighted average statutory income tax rates	126	111	13.5%		362	327	10.7%
Revaluation of deferred income tax liability to reflect future statutory income tax rates	—	—	n/m		22	12	n/m
Tax rate differential on, and consequential adjustments from, reassessments of prior years’ income tax issues	(1)	(2)	n/m		(2)	(5)	n/m
Other	—	1	n/m		2	1	n/m
	125	110	13.6%		384	335	14.6%
Blended statutory tax rates (%)	26.1	25.8	0.3	pts.	26.1	25.7	0.4	pts.
Effective tax rates (%)	26.0	25.4	0.6	pts.	27.7	26.3	1.4	pts.

Basic blended income tax at weighted average statutory income tax rates increased year over year by $15 million in the third quarter of 2013 and $35 million in the first nine months of 2013 due to growth in pre-tax income and the increase in the B.C. provincial statutory income tax rate from 10% to 11% effective April 1, 2013. Revaluation of deferred income tax liabilities in the first nine months of 2013 resulted from the B.C. provincial corporate income tax rate increase, while for the first nine months of 2012, revaluation of deferred income tax liabilities resulted from the elimination of previously enacted reductions in Ontario provincial corporate income tax rates in the second quarter of 2012.

Comprehensive income

	Third quarters ended September 30			Nine-month periods ended September 30
($ millions)	2013	2012	Change	2013	2012	Change
Net income	356	323	10.2%	1,004	941	6.7%
Other comprehensive income (loss):
Items that may be subsequently reclassified to income	1	2	(50.0)%	(7)	4	n/m
Item never subsequently reclassified to income	152	122	24.6%	243	168	44.6%
	509	447	13.9%	1,240	1,113	11.4%

Comprehensive income increased year over year by $62 million in the third quarter of 2013 and $127 million in the first nine months of 2013. Net income increased year over year by $33 million in the third quarter of 2013 and $63 million in the first nine months of 2013 (see Operating highlights in Section 1.3). Other comprehensive income includes:

•                  Items that may be subsequently reclassified to income, which are composed of changes in unrealized fair value of derivatives designated as cash flow hedges, foreign currency translation adjustments arising from translating financial statements of foreign operations, and changes in the unrealized fair value of available-for-sale investments.

•                  The Item never subsequently reclassified to income, which is employee defined benefit plans re-measurements.

5.4 Wireless segment

Wireless operating indicators

At September 30	2013	2012	Change
Subscribers (1) (000s)
Postpaid	6,732	6,420	4.9%
Prepaid	1,078	1,138	(5.3)%
Total	7,810	7,558	3.3%
Postpaid proportion of subscriber base (%)	86.2	85.0	12	pts.
HSPA+ population coverage (2) (millions)	34.9	34.3	1.7%
LTE population coverage (2) (millions)	27.9	n/r	—

	Third quarters ended September 30				Nine-month periods ended September 30
	2013	2012	Change		2013	2012	Change
Subscriber gross additions (000s)
Postpaid	282	309	(8.7)%		827	850	(2.7)%
Prepaid	138	125	10.4%		369	341	8.2%
Total	420	434	(3.2)%		1,196	1,191	0.4%
Subscriber net additions (000s)
Postpaid	106	116	(8.6)%		265	291	(8.9)%
Prepaid	(2)	(5)	60.0%		(49)	(72)	31.9%
Total	104	111	(6.3)%		216	219	(1.4)%
ARPU, per month (3) ($)
Voice	34.77	36.91	(5.8)%		34.62	36.64	(5.5)%
Data	27.72	24.51	13.1%		26.60	23.56	12.9%
Blended	62.49	61.42	1.7%		61.22	60.20	1.7%
Churn, per month (3) (%)
Blended	1.36	1.44	(0.08	)pts.	1.42	1.46	(0.04	)pts.
Postpaid	0.99	1.10	(0.11	)pts.	1.05	1.08	(0.03	)pts.
COA (4) per gross subscriber addition (3) ($)	399	402	(0.7)%		381	390	(2.3)%
Retention spend to network revenue (3) (%)	11.2	11.0	0.2	pts.	10.9	10.8	0.1	pts.

(1)         Effective with the second quarter of 2013 and on a prospective basis, machine-to-machine (M2M) subscriptions have been excluded from all subscriber-based measures. Cumulative subscribers include an April 1, 2013, opening balance adjustment to remove approximately 76,000 M2M subscriptions.

(2)         Including network access agreements.

(3)         See Section 11.2 Wireless operating indicators. These are industry measures useful in assessing operating performance of a wireless company, but are not measures defined under IFRS-IASB.

(4)         Cost of acquisition.

Wireless segment revenues increased year over year by $64 million or 4.2% in the third quarter of 2013 and $239 million or 5.5% in the first nine months of 2013, mainly due to 17% growth in data network revenue, which was slightly offset by an approximate 2% decline in voice network revenue in both periods.

Operating revenues — wireless segment

	Third quarters ended September 30				Nine-month periods ended September 30
($ millions)	2013	2012	Change		2013	2012	Change
Network revenues:
Voice	806	826	(2.4)%		2,386	2,433	(1.9)%
Data	637	546	16.7%		1,821	1,556	17.0%
	1,443	1,372	5.2%		4,207	3,989	5.5%
Equipment and other	120	129	(7.0)%		338	323	4.6%
External operating revenues	1,563	1,501	4.1%		4,545	4,312	5.4%
Intersegment network revenue	12	10	20.0%		36	30	20.0%
Total operating revenues	1,575	1,511	4.2%		4,581	4,342	5.5%
Data revenue to network revenue (%)	44	40	4	pts.	43	39	4	pts.

Network revenues from external customers increased year over year by $71 million in the third quarter of 2013 and $218 million in the first nine months of 2013.

•                  Voice network revenue decreased year over year by $20 million in the third quarter of 2013 and $47 million in the first nine months of 2013. Voice ARPU was $34.77 in the third quarter of 2013 and $34.62 in the first nine months of

2013, reflecting year-over-year decreases of $2.14 or 5.8% in the quarter and $2.02 or 5.5% for the nine-month period. The decline in voice ARPU is an ongoing but moderated trend, and was due to increased use of included-minute plans for both local and long distance calling, an increasing volume of mobile Internet connection devices and tablet subscriptions where there are no voice revenues, lower voice roaming prices, and an increased penetration of the lower ARPU Koodo® brand, partly offset by increased roaming volumes and rate increases for minutes outside of plan limits.

•                  Data network revenue increased year over year by $91 million in the third quarter of 2013 and $265 million in the first nine months of 2013. The increases reflect subscriber growth and increased usage fuelled by high smartphone adoption rates, expansion of coverage of our LTE network and continued growth in data roaming revenues due to increased roaming volumes. Data ARPU was $27.72 in the third quarter of 2013 and $26.60 in the first nine months of 2013, reflecting 13% year-over-year increases of $3.21 in the quarter and $3.04 for the nine-month period.

•                  Monthly blended ARPU was $62.49 in the third quarter of 2013 and $61.22 in the first nine months of 2013, reflecting 1.7% year-over-year increases of $1.07 in the quarter and $1.02 for the nine-month period. The increases were due to growing data usage and roaming, partly offset by declining voice ARPU and an increased penetration of the lower ARPU Koodo brand.

•                  Gross subscriber additions were 420,000 in the third quarter reflecting a year-over-year decrease of 14,000, while gross additions were 1,196,000 in the first nine months of 2013, reflecting a year-over-year increase of 5,000. Postpaid gross additions were 282,000 in the third quarter of 2013 and 827,000 in the first nine months of 2013, reflecting year-over-year decreases of 27,000 in the quarter and 23,000 for the nine-month period, due to continued competitive intensity and the overall limited market supply of iPhone 5s. Prepaid gross additions were 138,000 in the third quarter of 2013 and 369,000 in the first nine months of 2013, reflecting year-over-year increases of 13,000 in the quarter and 28,000 for the nine-month period, mainly due to loading activity on Koodo brand prepaid services that were introduced in August 2012.

•                 Net subscriber additions were 104,000 in the third quarter and 216,000 in the first nine months of 2013, reflecting year-over-year decreases of 7,000 in the quarter and 3,000 for the nine-month period. Postpaid net additions were 106,000 in the third quarter of 2013 and 265,000 in the first nine months of 2013, reflecting year over year decreases of 10,000 in the quarter and 26,000 in the nine-month period. The decreases in postpaid net additions were due to continued competitive intensity for new customers, including rate plan promotions by competitors, as well as the limited supply of the iPhone 5s, partly offset by our strong churn performance. Net reductions in prepaid subscribers were 2,000 in the third quarter of 2013 and 49,000 in the first nine months of 2013, or year-over-year improvements of 3,000 in the quarter and 23,000 for the nine-month period, primarily due to new subscribers attracted to Koodo brand prepaid services. Combined prepaid losses reflect conversions to postpaid services, as well as continued competitive intensity from lower entry rate plans.

•                  Blended monthly wireless subscriber churn rates were 1.36% in the third quarter of 2013 and 1.42% for the first nine months of 2013, as compared to 1.44% in the third quarter of 2012 and 1.46% in the first nine months of 2012. Improvement in blended churn resulted from our Customers First initiatives and Clear and Simple approach, which differentiate TELUS in an intensely competitive market, as well as a greater percentage of postpaid clients in our subscriber base. Despite promotional offers from other incumbents and AWS entrants, our postpaid churn was 0.99% in the third quarter of 2013 — the lowest since the first quarter of 2007 — while our postpaid churn for the first nine-months of 2013 was 1.05%.

Equipment and other revenues decreased year over year by $9 million in the third quarter of 2013 and increased year-over-year by $15 million in the first nine months of 2013. Lower equipment revenues in the quarter resulted mainly from the decrease in acquisition volumes, and a change in device mix. The increase for the nine-month period resulted from higher retention volumes, as well as a greater proportion of smartphones in the sales mix, which were partly offset by the elimination of activation and renewal fees beginning in the fourth quarter of 2012.

•                  The smartphone adoption rate remained strong at 80% of postpaid gross additions in the third quarter of 2013 (73% in the third quarter of 2012). Smartphone subscribers represented 75% of the postpaid subscriber base at September 30, 2013, as compared to 63% one year earlier. Smartphone subscribers generate significantly higher ARPU and have lower churn than those with messaging and voice-only devices, but have higher costs of acquisition and retention resulting from the large device subsidies for multiple-year contract sales or renewals. A higher smartphone mix is expected to continue to positively impact future data revenue growth, ARPU and churn rates, which increase expected lifetime revenue per customer.

Intersegment revenue in the wireless segment represents network services provided to the wireline segment. Such revenues are eliminated upon consolidation along with the associated expense in the wireline segment.

Operating expenses — wireless segment

	Third quarters ended September 30			Nine-month periods ended September 30
($ millions)	2013	2012	Change	2013	2012	Change
Goods and services purchased:
Equipment sales expenses	320	326	(1.8)%	901	868	3.8%
Network operating expenses	180	169	6.5%	526	506	4.0%
Marketing expenses	108	108	—	297	297	—
Other (1)	126	116	8.6%	367	335	9.6%
Employee benefits expense (1)	161	154	4.5%	478	444	7.7%
Total operating expenses	895	873	2.4%	2,569	2,450	4.8%

(1) Includes restructuring and other like costs. See Investing in internal capabilities in Section 2.

Wireless segment expenses increased year over year by $22 million in the third quarter of 2013 and $119 million in the first nine months of 2013.

Equipment sales expenses decreased year over year by $6 million in the third quarter of 2013 and increased year over year by $33 million in the first nine months of 2013. The decrease for the quarter reflects lower gross subscriber additions, partly offset by higher smartphone loadings. The increase for the nine-month period was due to higher retention volumes, as well as an increase in the proportion of smartphones sold to new subscribers and existing customers.

•                  Retention costs as a percentage of network revenue were 11.2% in the third quarter and 10.9% in the first nine months of 2013, as compared to 11.0% in the third quarter of 2012 and 10.8% in the first nine months of 2012. The increase in the quarter was primarily due to higher per-unit subsidy costs and increased retention volumes as a larger number of users migrated to more costly smartphones.

•                  COA per gross subscriber addition was $399 in the third quarter of 2013 and $381 for the first nine months of 2013, reflecting decreases of $3 and $9, respectively, from the same periods in 2012. The decreases were mainly due to lower per-unit subsidy costs, partly offset by higher commissions due to a higher smartphone mix.

Network operating expenses increased year over year by $11 million in the third quarter of 2013 and $20 million in the first nine months of 2013. Growth in data roaming volumes and increases in operating costs associated with LTE and HSPA network expansion and, for the nine-month period, a one-time roaming-related settlement in the second quarter of 2012, were partly offset by reduced roaming rates and lower negotiated revenue-share and licensing costs.

Marketing expenses were flat year over year in both the third quarter and first nine months of 2013. Spending was kept consistent with the prior year due to strong subscriber churn performance.

Other goods and services purchased increased year over year by $10 million in the third quarter of 2013 and $32 million in the first nine months of 2013, resulting from higher external labour costs and higher administrative costs to support the growing subscriber base, as well as higher restructuring and other like costs associated with real estate consolidation and business acquisition activity.

Employee benefits expense increased year over year by $7 million in the third quarter of 2013 and $34 million in the first nine months of 2013, resulting from higher compensation and benefit costs, an increase in the number of full-time equivalent employees to provide customer service and technical support for a growing subscriber base and greater smartphone adoption, as well as higher employee-related restructuring costs.

EBITDA — wireless segment

	Third quarters ended September 30				Nine-month periods ended September 30
($ millions, except margins)	2013	2012	Change		2013	2012	Change
EBITDA	680	638	6.6%		2,012	1,892	6.4%
Restructuring and other like costs included in EBITDA	4	1	n/m		18	9	100.0%
EBITDA excluding restructuring and other like costs	684	639	7.0%		2,030	1,901	6.8%
EBITDA to total network revenue (1) (%)	46.8	46.2	0.6	pts.	47.4	47.1	0.3	pts.
EBITDA excluding restructuring and other like costs, to total network revenue (%)	47.0	46.2	0.8	pts.	47.8	47.3	0.5	pts.
EBITDA margin (%)	43.2	42.2	1.0	pt.	43.9	43.6	0.3	pts.

(1)                   Total network revenue includes intersegment network revenue.

Wireless EBITDA increased year over year by $42 million or 6.6% in the third quarter of 2013 and $120 million or 6.4% in the first nine months of 2013. EBITDA before restructuring and other like costs increased year over year by $45 million or 7.0% in the third quarter of 2013 and $129 million or 6.8% in the first nine months of 2013, reflecting network revenue growth and increased flowthrough of network revenue to EBITDA, despite higher data roaming costs and higher retention costs.

5.5 Wireline segment

Wireline operating indicators

At September 30 (000s)	2013	2012	Change
High-speed Internet subscribers	1,374	1,303	5.4%
TELUS TV subscribers	776	637	21.8%
Network access lines (NALs):
Residential	1,668	1,802	(7.4)%
Business	1,616	1,646	(1.8)%
Total NALs	3,284	3,448	(4.8)%

	Third quarters ended September 30			Nine-month periods ended September 30
(000s)	2013	2012	Change	2013	2012	Change
High-speed Internet subscriber net additions	19	26	(26.9)%	48	62	(22.6)%
TELUS TV subscriber net additions	34	42	(19.0)%	99	129	(23.3)%
Net NAL losses:
Residential	(33)	(30)	(10.0)%	(99)	(113)	12.4%
Business	(7)	(9)	22.2%	(22)	(33)	33.3%
Total NALs	(40)	(39)	(2.6)%	(121)	(146)	17.1%

Total wireline segment revenues increased year over year by $38 million or 2.9% in the third quarter of 2013 and $152 million or 3.9% in the first nine months of 2013, driven by continued growth in data revenue, partly offset by ongoing declines in legacy voice revenues.

Operating revenues — wireline segment

	Third quarters ended September 30			Nine-month periods ended September 30
($ millions)	2013	2012	Change	2013	2012	Change
Service and equipment revenues:
Data service and equipment	801	737	8.7%	2,357	2,126	10.9%
Voice local service	334	351	(4.8)%	1,012	1,064	(4.9)%
Voice long distance service	96	103	(6.8)%	304	322	(5.6)%
Other service and equipment	63	65	(3.1)%	192	196	(2.0)%
	1,294	1,256	3.0%	3,865	3,708	4.2%
Other operating income	17	17	—	46	50	(8.0)%
External operating revenues	1,311	1,273	3.0%	3,911	3,758	4.1%
Intersegment revenue	43	43	—	126	127	(0.8)%
Total operating revenues	1,354	1,316	2.9%	4,037	3,885	3.9%

Service and equipment revenues increased year over year by $38 million in the third quarter of 2013 and $157 million in the first nine months of 2013.

•                  Data service and equipment revenues increased year over year by $64 million in the third quarter of 2013 and $231 million in the first nine months of 2013 primarily due to: (i) growth in TELUS TV revenues resulting from subscriber growth of 22% over 12 months and rate increases for basic TV and theme packs; (ii) increased Internet and enhanced data service revenues due to a 5.4% increase in high-speed Internet subscribers over 12 months, rate increases and business service growth; (iii) growth in international business process outsourcing services provided to business customers; and (iv) growth in TELUS Health revenues. These increases were partly offset by declines in legacy data service revenues, as well as a decrease in data equipment sales largely due to a negotiated sale in the third quarter of 2012 and, for the nine-month period, lower March 2013 fiscal year-end spending by governments.

•                  Net additions of high-speed Internet subscribers and TELUS TV subscribers for the third quarter of 2013 and first nine months of 2013 declined from the same periods in 2012 due to lower growth in new subscribers resulting from reduced promotional activity and a high level of penetration in the markets we serve. In addition, TV and high-speed Internet churn rates increased year-over-year in the third quarter of 2013, while for the nine-month period, these churn rates decreased year over year.

•                  Voice local service revenue decreased year over year by $17 million in the third quarter of 2013 and $52 million in the first nine months of 2013. The ongoing decline in revenues from basic access and enhanced calling features resulted from technological substitution to wireless and Internet-based services and competition for subscribers and the consequent 4.8% decline in network access lines over 12 months, moderated by certain rate increases for basic access and calling features.

•                  Residential NAL losses in the third quarter and first nine months of 2013 reflect the ongoing trend of substitution to wireless and Internet-based services. For the first nine months of 2013, the year-over-year reduction in NAL losses reflects our Customers First initiatives aimed at improving customer experience and increasing their likelihood to recommend TELUS, as well as prior year losses in the first quarter of 2012 from heavily discounted promotions by Shaw Communications in B.C. and Alberta.

•                  Business NAL losses continue to reflect technological substitution and increased competition in the small and medium business sector, but have moderated, reflecting our efforts to improve the customer experience. Business NAL losses in the third quarter and first nine months of 2013 improved by 2,000 and 11,000, respectively, when compared to the same periods in 2012.

•                  Voice long distance service revenue decreased year over year by $7 million in the third quarter of 2013 and $18 million in the first nine months of 2013, due to ongoing technological substitution to wireless and Internet-based services, competition and losses of local subscribers, as well as a change in traffic mix, partly offset by certain rate increases in the first quarter of 2013.

•                  Other service and equipment revenue decreased year over year by $2 million in the third quarter of 2013 and $4 million in the first nine months of 2013, mainly due to lower sales of voice equipment.

Other operating income was flat year over year in the third quarter of 2013 and decreased year over year by $4 million in the first nine months of 2013. The decrease for the nine-month period mainly reflects a $7 million pre-tax gain net of equity losses in 2012 related to the TELUS Garden residential real estate partnership, partly offset by an increase in amounts recognized from the regulatory price cap deferral account for provisioning broadband Internet services to eligible rural and remote communities.

Intersegment revenue represents services provided to the wireless segment. Such revenue is eliminated upon consolidation together with the associated expenses in both segments.

Operating expenses — wireline segment

	Third quarters ended September 30			Nine-month periods ended September 30
($ millions)	2013	2012	Change	2013	2012	Change
Goods and services purchased (1)	558	556	0.4%	1,684	1,641	2.6%
Employee benefits expense (1)	441	408	8.1%	1,298	1,195	8.6%
Total operating expenses	999	964	3.6%	2,982	2,836	5.1%

(1) Includes restructuring and other like costs. See Investing in internal capabilities in Section 2.

Total wireline operating expenses increased year over year by $35 million in the third quarter of 2013 and $146 million in the first nine months of 2013.

Goods and services purchased increased year over year by $2 million in the third quarter of 2013 and $43 million in the first nine months of 2013, mainly due to increased programming costs for TV services and to a lesser extent, higher administrative costs to support a growing subscriber base. These increases were partly offset by a lower equipment cost of sales largely due to a negotiated sale in the third quarter of 2012, and for the nine-month period, lower restructuring costs for consolidation of real estate.

Employee benefits expense increased year over year by $33 million in the third quarter of 2013 and $103 million in the first nine months of 2013 due to higher compensation and benefit costs, acquisitions in the fourth quarter of 2012 to expand business process outsourcing services for business customers and increased restructuring costs for employee-related initiatives, partly offset by higher capitalization of labour and a decrease in full-time equivalent staff over the past 12 months resulting from our efficiency initiatives. Restructuring and other like costs included in Employee benefits expense were $11 million in the third quarter of 2013 and $46 million in the first nine months of 2013, as compared to $2 million in the third quarter of 2012 and $16 million in the first nine months of 2012.

EBITDA — wireline segment

	Third quarters ended September 30				Nine-month periods ended September 30
($ millions, except margins)	2013	2012	Change		2013	2012	Change
EBITDA	355	352	0.8%		1,055	1,049	0.5%
Restructuring and other like costs included in EBITDA	11	2	n/m		47	20	135.0%
EBITDA excluding restructuring and other like costs	366	354	3.4%		1,102	1,069	3.1%
EBITDA margin (%)	26.2	26.7	(0.5	)pts.	26.1	27.0	(0.9	)pts.
EBITDA margin excluding restructuring and other like costs (%)	27.0	26.9	0.1	pts.	27.3	27.5	(0.2	)pts.

Wireline EBITDA increased year over year by $3 million in the third quarter of 2013 and $6 million in the first nine months of 2013, while EBITDA before restructuring and other like costs increased year over year by $12 million in the third quarter of 2013 and $33 million in the first nine months of 2013. This resulted from improving high-speed Internet and TELUS TV margins due to subscriptions coming off of introductory rates, subscriber growth and certain price increases, net of higher TV programming costs; as well as savings from our operational efficiency initiatives. These improvements were partly offset by impacts resulting from severe flooding in Southern Alberta in June 2013 ($1 million in the third quarter and $7 million year-to-date) and the $7 million pre-tax gain net of equity losses for the TELUS Garden residential real estate partnership recognized in the second quarter of 2012. EBITDA margins, excluding restructuring and other like costs, were relatively flat as growth in lower margin data services such as high-speed Internet and TELUS TV offset declines in higher margin legacy voice services.

6.              Changes in financial position

Financial position at:	Sept. 30,	Dec. 31,
($ millions)	2013	2012	Changes		Explanation of changes
Current assets
Cash and temporary investments, net	32	107	(75)	(70)%	See Section 7 Liquidity and capital resources.
Accounts receivable	1,392	1,541	(149)	(10)%	Largely a decrease in days outstanding in wireless and wireline receivables, and refunds of commodity taxes
Income and other taxes receivable	22	25	(3)	(12)%	Mainly a reclassification to Other long-term assets
Inventories	318	350	(32)	(9)%	Primarily a decrease in wireless handsets and accessories on hand, resulting in part from a limited supply of the iPhone 5s, as well as a decrease in the average handset cost
Prepaid expenses	241	178	63	35%

Includes prepayment of statutory employee benefits, maintenance contracts, property taxes and wireless licence fees, all net of amortization, and a decrease in prepaid amounts for the Kamloops IDC and a reclassification of share conversion costs to Common equity

Derivative assets	13	9	4	44%	Fair value adjustments to operational hedges and restricted share units.
Current liabilities
Short-term borrowings	409	402	7	2%

Amounts in both periods are composed of $400 million received by TELUS from an arm’s-length securitization trust in respect of securitized trade receivables (see Section 7.6), and minor amounts drawn on credit facilities

Accounts payable and accrued liabilities	1,630	1,511	119	8%	Includes an increase in accrued liabilities for TV programming and summer season construction, as well as increases in interest payable and payroll and other employee-related liabilities
Income and other taxes payable	231	102	129	126%	Current income tax expense in excess of instalments paid for the first nine months of 2013
Dividends payable	213	208	5	2%	Reflects an increase in the dividend rate, partly offset by fewer outstanding shares resulting from the purchase and cancellation of Common Shares under our NCIB
Advance billings and customer deposits	698	703	(5)	(1)%	Includes a decrease in customer deposits, net of an increase in advance billings due to subscriber growth
Provisions	48	49	(1)	(2)%	Primarily employee-related restructuring costs
Current maturities of long-term debt	205	545	(340)	(62)%	Repayment of $300 million of TELUS Corp. Notes that matured in June and a $40 million decrease in commercial paper
Current derivative liabilities	1	—	1	n/m	A deferred hedge liability.
Working capital (Current assets subtracting Current liabilities)	(1,417)	(1,310)	(107)	(8)%	Includes use of cash on hand for financing activities such as reduction of commercial paper over the nine month period.

Financial position at:	Sept. 30,	Dec. 31,
($ millions)	2013	2012	Changes		Explanation of changes
Non-current assets
Property, plant and equipment, net	8,355	8,165	190	2%	See Capital expenditures in Section 7.2 Cash used by investing activities and Depreciation in Section 5.3
Intangible assets, net	6,268	6,181	87	1%

See Capital expenditures in Section 7.2 Cash used by investing activities and Amortization of intangible assets in Section 5.3. Included are spectrum licences of $4,943 million at September 30, 2013, and $4,876 million at December 31, 2012.

Goodwill, net	3,726	3,702	24	1%	The increase results from several small acquisitions
Real estate joint ventures	11	11	—	—%	See Transactions between related parties in Section 7.10
Other long-term assets	215	176	39	22%

The increase includes pension asset reclassification from Other long-term liabilities, and a receivable from the TELUS Garden real estate joint venture, net of fair value adjustments for available-for-sale financial assets.

Non-current liabilities
Provisions	227	222	5	2%	The increase includes interest accretion on asset retirement obligations
Long-term debt	6,699	5,711	988	17%	Includes the April 1, 2013, public issues of $1.7 billion of Notes in two series, and early redemption of $700 million of Notes in May. See Section 7.3 Cash used by financing activities
Other long-term liabilities	1,345	1,682	(337)	(20)%	Primarily a decrease in pension and post-retirement liabilities resulting from returns on plan assets and funding, and a reclassification of a pension asset to Other long-term assets
Deferred income taxes	1,620	1,624	(4)	—%

Includes a deferred income tax recovery arising from a net reversal of temporary differences, partly offset by revaluation of the deferred income tax liability for the B.C. provincial income tax rate increase, as well as deferred income tax relating to unrealized gains and losses on derivatives and return on pension plan assets.

Owners’ equity
Common equity	7,267	7,686	(419)	(5)%	Principally Net income of $1,004 million and Other comprehensive income of $236 million, net of dividend declarations of $644 million and NCIB share purchases of $1,000 million.

7.              Liquidity and capital resources

Our discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

Cash provided by operating activities significantly exceeded Cash used by investing activities in the third quarter and first nine months of 2013, consistent with the comparable periods in 2012 and the full year of 2012.

Cash flows

	Third quarters ended September 30			Nine-month periods ended Sept. 30
($ millions)	2013	2012	Change	2013	2012	Change
Cash provided by operating activities	1,084	965	12.3%	2,520	2,516	0.2%
Cash used by investing activities	(552)	(490)	12.7%	(1,602)	(1,544)	3.8%
Cash used by financing activities	(772)	(502)	53.8%	(993)	(973)	2.1%
Increase (decrease) in cash and temporary investments, net	(240)	(27)	n/m	(75)	(1)	n/m
Cash and temporary investments, net, beginning of period	272	72	n/m	107	46	n/m
Cash and temporary investments, net, end of period	32	45	(28.9)%	32	45	(28.9)%

7.1 Cash provided by operating activities

Cash provided by operating activities increased by $119 million in the third quarter of 2013 and $4 million in the first nine months of 2013, when compared to the same periods in 2012.

Analysis of changes in cash provided by operating activities

($ millions)	Third quarter	Nine-month period
Cash provided by operating activities, three-month and nine-month periods ended September 30, 2012	965	2,516
Year-over-year changes:
Higher EBITDA (see Section 5.4 Wireless segment and Section 5.5 Wireline segment)	45	126
Higher employee defined benefits plans expense	3	4
Lower (higher) employer contributions to defined benefit plans	7	(28)
Lower (higher) restructuring disbursements net of restructuring costs	(4)	5
Higher interest paid, including $23 million long-term debt prepayment premium in May 2013	(6)	(22)
Lower interest received	(1)	(9)
Higher income taxes paid net of recoveries received	(30)	(181)
Other operating working capital changes	105	109
Cash provided by operating activities, three-month and nine-month periods ended Sept. 30, 2013	1,084	2,520

•                  Income taxes paid net of recoveries received increased year over year due to larger instalment payments resulting from a higher tax instalment base, lower income tax recoveries in 2013, and for the nine-month period, a larger final payment in respect of preceding year income taxes made in the first quarter.

•                  Other operating working capital changes included decreases in accounts receivable in the third quarter and first nine months of 2013 (as compared to increases in accounts receivable in the comparable periods of 2012), partly offset by smaller increases in accounts payable in the third quarter and first nine months of 2013, when compared to the same periods in 2012.

7.2 Cash used by investing activities

Cash used by investing activities increased by $62 million in the third quarter of 2013 and $58 million in the first nine months of 2013, when compared to the same periods in 2012.

•                  In the third quarter of 2013, we purchased spectrum licences from a third party for $67 million after receiving approval from Industry Canada.

•                  In 2013, we made business acquisitions and related investments totalling $3 million and $32 million in the third quarter and first nine months, respectively, which complement our existing lines of business. This compares to $7 million and $48 million in the third quarter and first nine months of 2012, respectively.

•                  Our advances and contributions to real estate joint ventures, net of receipts, were $5 million in the third quarter of 2013 and $15 million for the first nine months of 2013, as compared to $nil in the third quarter of 2012 and $20 million in the first nine months of 2012.

•                  Cash payments for capital assets (excluding spectrum licences) increased by $7 million year over year in the third quarter of 2013 and $27 million year over year for the first nine months of 2013 when compared to the same periods in 2012. This was composed of:

•                  Year-over-year increases in capital expenditures of $84 million in the third quarter of 2013 and $73 million in the first nine months of 2013, as discussed further below. Also see Section 9: Annual guidance for 2013.

•                  Year-over-year comparative decreases in working capital for capital expenditure investing activities, which are payment timing differences, partially offset the year-over-year increases in capital expenditures.

Capital expenditure measures

	Third quarters ended September 30				Nine-month periods ended September 30
($ millions)	2013	2012	Change		2013	2012	Change
Capital expenditures (excluding spectrum licences) (1):
Wireless segment	194	175	10.9%		499	520	(4.0)%
Wireline segment	361	296	22.0%		1,034	940	10.0%
Consolidated	555	471	17.8%		1,533	1,460	5.0%
EBITDA less capital expenditures (excluding spectrum licences) (2)	480	519	(7.5)%		1,534	1,481	3.6%
Capital intensity (3) (%)	19	17	2	pts.	18	18	—

(1)              Capital expenditures include assets purchased, but not yet paid for, and therefore differ from Cash payments for capital assets, as presented on the Condensed interim consolidated statements of cash flows. See Note 25(b) of the Condensed interim consolidated financial statements.

(2)              See Section 11.1 Non-GAAP financial measures.

(3)              Capital intensity is calculated as capital expenditures (excluding spectrum licences) divided by total operating revenues. It provides a basis for comparing the level of capital expenditures to other companies of varying size within the same industry.

•                  Wireless capital expenditures increased year over year by $19 million in the third quarter of 2013 and decreased year over year by $21 million in the first nine months of 2013. The year-over-year increase for the quarter was due to expenditures to enhance coverage, capacity and common components of our networks. The year-over-year decrease for the nine-month period reflects our accelerated 4G LTE network build-out in 2012 and wireless segment investments in the opening of two IDCs (one in 2012 and one in 2013), partly offset by expenditures in 2013 to enhance coverage, capacity and common network components of our networks, including backhaul facilities supporting expansion of wireless services. Wireless capital intensity was 11% in the first nine months of 2013, down from 12% in the same period in 2012.

The wireless cash flow proxy (EBITDA less capital expenditures) was $486 million in the third quarter of 2013, as compared to $463 million in the third quarter of 2012, for an increase of $23 million or 5.0% due to higher EBITDA, partly offset by higher capital expenditures. The wireless cash flow proxy was $1,513 million in the first nine months of 2013 as compared to $1,372 million in the first nine months of 2012, reflecting an increase of $141 million or 10% due to higher EBITDA and lower capital expenditures.

•                  Wireline capital expenditures increased year over year by $65 million in the third quarter of 2013 and $94 million in the first nine months of 2013. The increases supported business service growth and investments in broadband infrastructure, including connecting more homes and businesses directly to fibre optic cable. Our investments in broadband infrastructure support TV and high-speed Internet subscriber growth and faster Internet speeds, as well as extend the reach of our health solutions. In addition, we are investing in adding functionality to administrative, client care and service delivery systems. Wireline capital intensity was 26% in the first nine months of 2013, up from 24% in the first nine months of 2012.

The wireline cash flow proxy (EBITDA less capital expenditures) was $(6) million in the third quarter of 2013, down from $56 million in the third quarter of 2012. The wireline cash flow proxy was $21 million in the first nine months of 2013 as compared to $109 million in the first nine months of 2012, reflecting a decrease of $88 million or 81%. The decreases were largely due to increased restructuring and other like costs and higher capital expenditures.

7.3 Cash used by financing activities

Net cash used by financing activities increased by $270 million in the third quarter of 2013 and $20 million in the first nine months of 2013. Financing activities included:

Dividends paid to the holders of equity shares

Dividends paid to the holders of TELUS shares were $222 million in the third quarter of 2013 and $639 million in the first nine months of 2013, or year-over-year increases of $24 million in the quarter and $64 million in the nine-month period. The increases primarily reflect higher dividend rates under our dividend growth program, somewhat offset by lower outstanding shares resulting from shares purchased and cancelled under our NCIB program in 2013.

Purchase of Common Shares for cancellation

We purchased approximately 31.2 million shares under our NCIB program through September 24, 2013, for the maximum $1.0 billion authorized for 2013. The shares purchased represent approximately 4.8% of the outstanding Common Shares prior to commencement of the NCIB. See Section 4.3 for details on our planned ongoing share purchase program from 2014 to 2016.

Normal course issuer bid in 2013

Period	Common Shares purchased and cancelled	Average purchase price per share ($)	Purchase costs ($ millions)	Accounts payable ($ millions)	Cash outflow ($ millions)
Second quarter	8,420,800	33.40	281	(43)	238
Third quarter	22,759,812	31.58	719	43	762
Total	31,180,612	32.07	1,000	—	1,000

Changes in long-term debt

Net issues were $205 million in the third quarter of 2013 and $660 million for the first nine months of 2013, and were composed of:

•                  An increase in commercial paper during the third quarter of 2013 from a $nil balance at June 30, 2013, to $205 million at September 30, 2013. For the first nine months of 2013, commercial paper was reduced by $40 million.

•                  Our April 1, 2013, public issue of $1.7 billion of senior unsecured TELUS Corporation Notes in two series: $1.1 billion of 11-year 3.35% Series CK Notes and $600 million of 30-year 4.40% Series CL Notes. These Notes may be redeemed in whole at any time, or in part from time to time, and contain certain change of control provisions.

The net proceeds of these issues were used to: (i) fund the early redemption on May 15, 2013, of $700 million of 4.95% Series CF Notes one year ahead of their maturity; (ii) fund the June 2013 maturity of $300 million of 5.00% Series CB Notes; and (iii) repay outstanding commercial paper by June 30, 2013. We used the remaining proceeds for general working capital purposes. These activities reduced financing risk by significantly increasing the average term to maturity of our debt to 8.4 years at September 30, 2013, from 5.2 years at March 31, 2013. Our weighted average interest rate on long-term debt (excluding commercial paper) was 5.07% at September 30, 2013.

In comparison, 2012 net repayments of long-term debt were $307 million in the third quarter as we reduced outstanding commercial paper. Net repayments in the first nine months of 2012 were $397 million, including repayment of $300 million of matured Notes in March, as well as a $97 million net reduction in commercial paper to a balance of $669 million at September 30, 2012.

No amounts were drawn against our five-year credit facility in the first nine months of 2013 or 2012. Our commercial paper program provides low cost funds and is fully backstopped by this five-year committed credit facility (see Section 7.5 Credit facilities).

7.4 Liquidity and capital resource measures

Net debt at September 30, 2013, increased by $749 million when compared to one year earlier, as dividends and share purchases exceeded the net cash from operations less cash used by investing activities.

Fixed rate debt as a proportion of total indebtedness was 92% at September 30, 2013, up from 84% one year earlier due to a reduction in commercial paper.

Total capitalization — book value at September 30, 2013, decreased by $49 million from one year earlier. The decrease includes a reduction in equity for share purchases under our NCIB from May to September 2013. Net debt to total capitalization increased to 50.3% at September 30, 2013, from 45.0% one year earlier.

The Net debt to EBITDA — excluding restructuring and other like costs ratio was 1.8 times at September 30, 2013, up from 1.7 times from one year earlier, as the increase in net debt (see above) was partly offset by growth in EBITDA — excluding restructuring and other like costs. Our long-term guideline range for this ratio is from 1.5 to 2.0 times. See Section 7.5 Credit facilities.

Summary of liquidity and capital resource measures

As at, or for the 12-month periods ended, September 30	2013	2012	Change
Components of debt and coverage ratios (1) ($ millions)
Net debt	7,313	6,564	749
Total capitalization — book value	14,547	14,596	(49)
EBITDA — excluding restructuring and other like costs (2)	4,069	3,832	237
Net interest cost	360	333	27
Debt ratios
Fixed-rate debt as a proportion of total indebtedness (%)	91.8	83.8	8.0	pts.
Average term to maturity of debt (years)	8.4	5.2	3.2
Net debt to total capitalization (1) (%)	50.3	45.0	5.3	pts.
Net debt to EBITDA — excluding restructuring and other like costs (1)(2)	1.8	1.7	0.1
Coverage ratios (1) (times)
Earnings coverage (2)	5.5	5.4	0.1
EBITDA — excluding restructuring and other like costs interest coverage (2)	11.3	11.5	(0.2)
Other 12-month trailing measures (1)
Dividend payout ratio of adjusted net earnings (2)(3) (%)	68	69	(1	)pt.
Dividend payout ratio (2)(3) (%)	69	69	—

(1)              See Section 11.1 Non-GAAP financial measures.

(2)              Figures for 2012 have been adjusted for retrospective application of IAS 19 (2011).

(3)              Historical figures calculated on a 12-month trailing basis. Our dividend payout ratio target guideline is 65% to 75% of sustainable earnings on a prospective basis, as described in Section 4.3.

The earnings coverage ratio for the 12-month period ended September 30, 2013, was 5.5 times, up from 5.4 times one year earlier. Growth in income before borrowing costs and income taxes increased the ratio by 0.6, while higher borrowing costs (including the May 2013 long-term debt prepayment premium) decreased the ratio by 0.5.

The EBITDA — excluding restructuring and other like costs interest coverage ratio for the 12-month period ended September 30, 2013, was 11.3 times, down from 11.5 times one year earlier. An increase in net interest costs (including the May 2013 long-term debt prepayment premium) reduced the ratio by 0.9, while growth in EBITDA before restructuring and other like costs increased the ratio by 0.7. See Section 7.5 Credit facilities.

Dividend payout ratios: Our target guideline is 65% to 75% of sustainable earnings on a prospective basis. The basic and adjusted dividend payout ratios for the 12-month periods ended September 30, 2013 and 2012 were consistent with the target range.

7.5 Credit facilities

At September 30, 2013, we had available liquidity of more than $1.8 billion from unutilized credit facilities, as well as $100 million available under our trade receivables securitization program (see Section 7.6). This adheres to our objective of generally maintaining at least $1 billion of available liquidity.

Revolving credit facility

We have a $2 billion (or U.S. dollar equivalent) revolving credit facility with a syndicate of 15 financial institutions that expires on November 3, 2016. The revolving credit facility is used for general corporate purposes including the backstop of commercial paper, as required.

TELUS revolving credit facility at September 30, 2013

($ millions)	Expiry	Size	Drawn	Outstanding undrawn letters of credit	Backstop for commercial paper program	Available liquidity
Five-year revolving facility (1)	November 3, 2016	2,000	—	—	(205)	1,795

(1)              Canadian dollars or U.S. dollar equivalent.

Our revolving credit facility contains customary covenants, including a requirement that we not permit our consolidated Leverage Ratio (debt to trailing 12-month EBITDA) to exceed 4 to 1 (approximately 1.8 to 1 at September 30, 2013) and not permit our consolidated Coverage Ratio (EBITDA to interest expense on a trailing 12-month basis) to be less than 2 to 1 (approximately 11.3 to 1 at September 30, 2013) at the end of any financial quarter. There are certain differences in the calculation of the Leverage Ratio and Coverage Ratio under the credit agreements, as compared with the calculation of Net debt to EBITDA — excluding restructuring and other like costs and EBITDA — excluding restructuring and other like costs interest coverage. Historically, the calculations have not been materially different. The covenants are not impacted by revaluation of property, plant and equipment, intangible assets or goodwill for accounting purposes. Continued access to our credit facilities is not contingent on maintaining a specific TELUS credit rating.

Other bank credit facilities

At September 30, 2013, we also have other bank credit facilities available to us, including letter of credit facilities of $114 million expiring mid-2014, of which $114 million was utilized. Given our historical experience, it is unlikely that letters of credit will be collateralized into cash.

In addition, we have arranged incremental letter of credit facilities to allow us to participate in Industry Canada’s 700 MHz auction to be held in 2014. Under the terms of the auction, as outlined in the Licensing Framework of Mobile Broadband Services (MBS) — 700 MHz Band, communications between bidders that would provide insights into bidding strategies, including reference to preferred blocks, technologies or valuations, are precluded until the deadline for final payment in the auction. Disclosure of the precise amount of our letters of credit could be interpreted as a signal of bidding intentions. The maximum amount of letters of credit that any individual participant could be required to deliver is approximately $405 million.

7.6 Sale of trade receivables

TELUS Communications Inc. (TCI), a wholly owned subsidiary of TELUS, is a party to an agreement with an arm’s-length securitization trust associated with a major Schedule I Canadian bank, under which TCI is able to sell an interest in certain of its trade receivables, for an amount up to a maximum of $500 million. The agreement is in effect until August 1, 2014, and available liquidity was $100 million at September 30, 2013. Sales of trade receivables in securitization transactions are recognized as collateralized short-term borrowings and thus do not result in our de-recognition of the trade receivables sold.

TCI is required to maintain at least a BBB (low) credit rating by DBRS Ltd. or the securitization trust may require the sale program to be wound down. The necessary credit rating was exceeded as of November 8, 2013.

7.7 Credit ratings

There were no changes to our investment grade credit ratings as of November 8, 2013.

7.8 Financial instruments, commitments and contingent liabilities

Financial instruments

Our financial instruments, and the nature of risks that they may be subject to, were described in Section 7.8 of our annual 2012 MD&A.

Liquidity risk

As a component of our capital structure financial policies, we manage liquidity risk by: maintaining a daily cash pooling process that enables us to manage our liquidity surplus and liquidity requirements according to our actual needs and those of our subsidiaries; maintaining bilateral bank facilities and a syndicated credit facility, where we have more than $1.8 billion of bank credit facilities available at September 30, 2013 (see Section 7.5); the sales of trade receivables to an arm’s-length securitization trust, where we have $100 million availability at September 30, 2013 (see Section 7.6); maintaining a commercial paper program; continuously monitoring forecast and actual cash flows; and managing maturity profiles of financial assets and financial liabilities.

At September 30, 2013, aside from $205 million of outstanding commercial paper, we have no long-term debt maturities until 2015. Our shelf prospectus that was in effect until November 3, 2013, has expired. We plan to file a preliminary shelf prospectus on November 8, 2013, pursuant to which we would be able to offer $3.0 billion of debt or equity securities, if finalized.

Commitments and contingent liabilities

Contractual obligations

In the second quarter of 2013, we significantly extended the average term to maturity of our long-term debt through a series of debt transactions, including the issue of 11-year and 30-year Notes in April, early redemption in May of Notes that would have matured in May 2014, and repayment of Notes that matured in June 2013 (see Section 7.3). Aside from our commercial paper of $205 million outstanding at September 30, 2013, our next long-term debt principal maturities in 2015 total $625 million.

Our capital expenditure purchase obligations at September 30, 2013, were $290 million over a period through 2018

(December 31, 2012 — $306 million over a period through 2018). Other purchase obligations at September 30, 2013, were $2,614 million (December 31, 2012 — $3,083 million).

Claims and lawsuits

A number of claims and lawsuits (including class actions) seeking damages and other relief are pending against TELUS. As well, we have received or are aware of certain possible claims (including intellectual property infringement claims) against us and, in some cases, numerous other wireless carriers and telecommunications service providers.

Management is of the opinion, based upon legal assessment and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would have a material effect in relation to our financial position and the results of our operations, excepting items disclosed in Section 10.9 Litigation and legal matters of our annual 2012 MD&A and updates in Section 10.3 of this MD&A, as well as Note 23(b) of the Condensed interim consolidated financial statements dated September 30, 2013.

7.9 Outstanding share information

On February 4, 2013, in accordance with the terms of a court-approved plan of arrangement, we exchanged all of our issued and outstanding Non-Voting Shares into Common Shares on a one-for-one basis. Subsequently, Non-Voting Shares were delisted from the TSX and the NYSE, and Common Shares (TSX stock symbol: T) were listed on the NYSE (stock symbol: TU).

On March 14, 2013, we announced a subdivision of our Common Shares on a 2-for-1 basis (2-for-1 stock split). On April 16, 2013, TELUS shareholders received one additional share for each share owned on the record date of April 15, 2013. All information pertaining to shares outstanding and per-share amounts in this MD&A for periods before April 16, 2013, reflects retrospective treatment of the stock split.

On May 9, 2013, at our annual and special meeting, shareholders approved the elimination of the Non-Voting Shares from our authorized share structure, the elimination of all references to Non-Voting Shares from our Articles, and an increase in the maximum number of Common Shares we are authorized to issue from one billion to two billion.

Outstanding shares (millions)

At:	September 30, 2013
Common Shares	623.2	(1)
Common Share options	8.6
Exercisable Common Share options	3.9

(1)         For the purposes of calculating diluted earnings per share, the number of shares was 635.4 million in the third quarter of 2013.

7.10 Transactions between related parties

Investments in significant controlled entities

At September 30, 2013, TELUS Corporation ultimately controlled 100% of the equity of TELUS Communications Inc., which in turn ultimately controlled 100% of the equity of TELUS Communications Company and TELE-MOBILE COMPANY. This is unchanged from December 31, 2012.

Transactions with key management personnel

Our key management personnel have authority and responsibility for overseeing, planning, directing and controlling our activities, and consist of our Board of Directors and our Executive Leadership Team. Total compensation expense amounts for key management personnel were $13 million and $27 million, in the third quarter and first nine months of 2013, respectively, as compared to $8 million and $25 million, in the third quarter and first nine months of 2012, respectively. See Note 24(b) of the Condensed interim consolidated financial statements for additional detail.

Transactions with real estate joint ventures

In the first quarter of 2011, we announced that we had partnered, as equals, with an arm’s-length party in a residential condominium, retail and commercial real estate redevelopment project, TELUS Garden, in Vancouver, B.C. In July 2013, we announced that we had partnered, as equals, with two arm’s-length parties in a residential, retail and commercial real estate redevelopment project, TELUS Sky, in Calgary, Alberta.

Our transactions with real estate joint ventures, which are related parties, are set out in Note 18 of the Condensed interim consolidated financial statements. Commitments and contingent liabilities for the TELUS Garden real estate joint venture include construction-related contractual commitments through to 2015 (approximately $146 million at September 30, 2013), a 20-year operating lease commitment commencing in 2015 and construction credit facilities ($413 million with two Canadian financial institutions as 50% lender and TELUS as 50% lender). The TELUS Garden residential tower is fully sold, while at November 8, 2013, the proportion of leased space in the TELUS Garden office tower was approximately 78%. The TELUS Sky real estate joint venture is expected to spend a combined total of approximately $400 million on the construction of the mixed use tower.

8.              Accounting matters

8.1 Critical accounting estimates

Critical accounting estimates are described in Section 8.1 of our annual 2012 MD&A. The preparation of financial statements in conformity with IFRS-IASB requires management to make estimates, assumptions and judgements that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

A significant judgement we make is that our wireless and wireline operations and cash flows are sufficiently distinct to be considered operating segments and reportable segments, notwithstanding the convergence our wireless and wireline telecommunications infrastructure technology and operations have experienced to date. If our wireless and wireline telecommunications infrastructure technology and operations were to continue to converge, it may become no longer practical, if possible at all, to objectively distinguish between our wireless and wireline operations and cash flows; if sufficient convergence were to occur, our wireless and wireline operations would no longer be individual components of the business nor discrete operating segments, rather they could each become a group of similar products and services.

As well, if it becomes impractical to distinguish our wireless and wireline cash flows, which would evidence their interdependence, this could result in the unification of the wireless cash generating unit and the wireline cash generating unit as a single cash generating unit for impairment testing purposes.

8.2 Accounting policy developments

IAS 19 Employee benefits (amended 2011): We applied the amended standard effective for fiscal 2013 with the required retrospective application. Section 8.2 of our 2013 Q1 MD&A provided a summary of the effects by quarter for 2012 and 2011. The effects for the third quarter and first nine months of 2012 are quantified in the table below. Also see Note 2(b) of the Condensed interim consolidated financial statements.

Effects of retrospective application of IAS 19 (2011)

	Third quarter ended September 30, 2012			Nine-month period ended Sept. 30, 2012
($ millions, except per share amounts)	As originally reported	Amended IAS 19 effects	As currently reported	As originally reported	Amended IAS 19 effects	As currently reported
Operating expenses
Employee benefits expense	534	28	562	1,555	84	1,639
Operating income	557	(28)	529	1,638	(84)	1,554
Financing costs	86	10	96	246	32	278
Income before income taxes	471	(38)	433	1,392	(116)	1,276
Income taxes	120	(10)	110	365	(30)	335
Net income and Net income attributable to equity shares	351	(28)	323	1,027	(86)	941
Other comprehensive income
Item never subsequently reclassified to income — Employee defined benefit plans re-measurements	94	28	122	82	86	168
Net income per equity share (1)
— Basic	0.54	(0.05)	0.49	1.58	(0.14)	1.44
— Diluted	0.54	(0.05)	0.49	1.57	(0.13)	1.44
Additional information
Wireless EBITDA	640	(2)	638	1,898	(6)	1,892
Wireline EBITDA	378	(26)	352	1,127	(78)	1,049
EBITDA (2)	1,018	(28)	990	3,025	(84)	2,941

(1)         Adjusted for the 2-for-1 stock split effective April 16, 2013.    (2)       See Section 11.1 Non-GAAP financial measures.

Revenue from contracts with customers: In November 2011, a revised exposure draft was issued. We are currently assessing the impacts of the draft proposals. If the finalized standard, currently expected to be effective for our 2017 fiscal year, were to largely reflect the draft proposals, the effects and the materiality of its effects would vary by industry and entity. We, like other telecommunications companies, would expect to be materially affected by its application, primarily in respect of the timing of revenue recognition and in respect of capitalization of costs of acquisition and contract fulfillment costs.

Other issued standards: Other issued standards required to be applied for periods beginning on or after January 1, 2013, have no effect on our financial performance.

9.              Annual guidance for 2013

Our discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

Our full-year 2013 targets were announced in our 2012 fourth quarter results news release and accompanying investor conference call and webcast on February 15, 2013, and as disclosed in Section 1.5 of the annual 2012 MD&A. We are revising our 2013 full-year guidance for wireless segment revenue and consolidated capital expenditures. Our revised guidance excludes any impacts of the proposed Public Mobile acquisition.

The decrease in annual guidance for wireless revenues reflects lower expected equipment revenues resulting from a change in device mix and client decisions to defer upgrades. The increase in annual guidance for capital expenditures reflects continued investments in wireless and wireline broadband initiatives and advanced IDCs, as well as investments to improve the customer service experience. Our financial objectives, policies and guidelines are disclosed in Section 4.3.

Full-year guidance for 2013 (key performance measures)

	Revised annual guidance for 2013	Original targets for 2013 and planned growth	Change
Consolidated
Revenues	no change	$ 11.4 to $11.6 billion 4 to 6%	—
EBITDA (1)	no change	$ 3.95 to $4.15 billion 2 to 8%	—
EPS — basic (2)	no change	$ 1.90 to $2.10 3 to 14%	—
Capital expenditures (excluding spectrum licences)	Approximately $2.0 billion	Approximately $1.95 billion	Approximately $50 million increase
Wireless segment
Revenue (external)	$6.1 to $6.2 billion 4 to 6%	$ 6.2 to $6.3 billion 6 to 8%	Reduction of $100 million
EBITDA	no change	$ 2.575 to $2.675 billion 5 to 9%	—
Wireline segment
Revenue (external)	no change	$ 5.2 to $5.3 billion 2 to 4%	—
EBITDA	no change	$ 1.375 to $1.475 billion (2) to 5%	—

(1)         See Section 11.1 Non-GAAP financial measures for the definition.

(2)         Adjusted for the 2-for-1 stock split effective April 16, 2013.

Assumptions for 2013 targets and guidance

Quantitative assumptions:

•                  Wireless industry penetration of the Canadian market: A two to three percentage point increase (as compared to a 2.6 percentage point increase in 2012), resulting from intense competition and adoption and upgrade of smartphones, tablets and data applications. Industry growth year-to-date appears slower than in 2012, based on publicly reported information for the first nine months of 2013. However, based on historical experience, industry growth for the full year is significantly dependent on fourth quarter subscriber additions

•                  Pension plans: Total defined benefit pension plan expense of approximately $160 million, including approximately $110 million recorded in Employee benefits expense and approximately $50 million recorded in Financing costs (employee defined benefit plans net interest); a 3.9% discount rate for employee defined benefit pension accounting purposes; and defined benefit pension plan funding of approximately $195 million

•                  Restructuring and other like costs: Revised on August 8, 2013, to approximately $100 million from approximately $75 million due to ongoing and incremental operational efficiency initiatives

•                  Depreciation and amortization expenses: Revised on August 8 to approximately $1.85 billion from approximately $1.9 billion. The change resulted from our continuing program of asset life studies

•                  Financing costs: Revised on August 8 to approximately $440 million from approximately $400 million due to our higher net debt outstanding and prepayment premium for early redemption of Notes in May

•                  Blended statutory income tax rate: Revised on August 8 to a range of 25.5 to 26.5% as a result of the increase in the B.C. provincial income tax rate. Our original assumption was a range of 25 to 26%

•                  Cash income tax payments between $390 million to $440 million.

Qualitative assumptions:

•                  Ongoing intense wireless and wireline competition in both consumer and business markets

•                  Flat to higher wireless acquisition and retention expenses — assumption confirmed for the first nine months as we have held such expenses in total to an increase of 2.2% year-to-date, due to loading and upgrades of smartphones.

•                  Flat to slightly higher wireless blended ARPU — confirmed by our 1.7% year-to-date increase due to higher data ARPU, partly offset by the ongoing trend of declining voice ARPU

•                  Wireline data revenue growth to be partially offset by the ongoing decline in legacy voice revenue — confirmed by year-to-date data revenue growth of 11% offset by voice and other revenue decline of 4.8%, for net revenue growth of 3.9%

•                  Planned capital expenditure level (excluding spectrum licences) impacted by ongoing investments to support wireless and wireline customer growth and technology enhancements (see Building national capabilities in Section 2).

10.       Risks and risk management

Our principal risks and uncertainties that could affect our future business results, as well as our associated risk mitigation activities, were described in our annual 2012 MD&A.

10.1 Competition

The following is an update to Section 10.1 Competition in our 2012 MD&A and our 2013 Q2 MD&A.

On July 18, 2013, in a public investor call Verizon acknowledged that it was exploring and having discussions about entry in the Canadian market and potentially the 700 MHz spectrum auction that will commence in January 2014. However, in early September Verizon stated that it was not considering entry into the Canadian market. Despite spectrum auction rules that would have enabled a large foreign telecommunications company to participate as an entrant and bid on two blocks of prime spectrum in the 700 MHz auction, no large foreign telecommunication companies have applied to participate. Industry Canada’s auction rules prohibit us from commenting on post-auction market structures.

10.2 Regulatory matters

The following is an update to Section 10.3 Regulatory matters in our 2012 MD&A and Section 10.2 Regulatory matters in our 2013 Q2 MD&A.

Future availability and cost of wireless spectrum

We have filed our application to participate in Industry Canada’s auction of spectrum in the 700 MHz band that will commence in January 2014. Of the various auction terms and conditions, a 10 MHz cap was set on the amount of prime 700 MHz spectrum a large Canadian bidder like TELUS (i.e. a carrier with more than 10% national subscriber market share or more than 20% regional subscriber market share) can acquire.

As the outcomes of future auctions are unknown, our capital outlay required to bid successfully, the amount of spectrum that we may ultimately secure and the effects on our wireless rollout strategy are uncertain.

Framework for wireless spectrum transfers

On June 28, 2013, the Government of Canada adopted the Framework Relating to Transfers, Divisions and Subordinate Licensing of Spectrum Licenses for Commercial Mobile Spectrum. This framework requires that the Minister of Industry approve changes of control and other “deemed transfers” of existing and future spectrum licences.

We have applied for a judicial review concerning the spectrum transfer rules on the basis that the requirement for approval of deemed transfers is outside the jurisdiction of the Minister of Industry. The hearing will be held in 2014 with a decision expected in the second or third quarter of 2014. If the policy is upheld, future transfers of wireless spectrum could be hampered by the new Ministerial approval process.

700 MHz spectrum auction framework

In the upcoming 700 MHz spectrum auction, all wireless service providers are capped at two blocks of spectrum. However, the Minister additionally determined that large wireless service providers (including TELUS, Rogers, and Bell) will only be eligible to receive a licence for one block of prime 700 MHz spectrum.

We have applied for a judicial review concerning the additional cap imposed in the context of the 700 MHz spectrum auction. Our position is that this second cap is outside of the jurisdiction of the Minister to impose. A hearing is scheduled for December 3, 2013, with a decision expected prior to the commencement of bidding in the 700 MHz spectrum auction in January 2014. If the framework for the 700 MHz spectrum auction is maintained, our ability to acquire additional spectrum may be hampered.

Wireless roaming and tower sharing requirements

Roaming and tower sharing requirements were modified in Conditions of Licence for Mandatory Roaming and Antenna Tower and Site Sharing and to Prohibit Exclusive Site Arrangements in March 2013.

Bell Mobility has applied for a judicial review concerning the requirement to provide digital roaming on its networks and share its antenna towers and sites with competing wireless service providers. Bell’s position is that the Minister lacks jurisdiction to impose these network-sharing requirements. If the Court grants the application, the Minister’s ability to mandate roaming and tower sharing will be curtailed.

Provincial consumer protection legislation / National wireless services consumer code

Because a number of provinces had enacted, or were planning to enact, amendments to consumer protection legislation that directly or indirectly affect the terms and conditions of providing wireless services, in 2012 we asked the CRTC to act to set mandatory uniform national guidelines.

On June 3, 2013, the CRTC issued The Wireless Code, Telecom Regulatory Policy CRTC 2013-271 (the wireless code), which establishes a mandatory code of conduct for providers of retail mobile wireless voice and data services to individuals and small businesses. The wireless code applies across Canada and sets baseline requirements of customer rights and service provider responsibilities that all mobile wireless service providers must follow. It deals with issues such as clarity and content of mobile wireless service contracts, application of early cancellation fees and mandatory caps on data and roaming charges.

The wireless code will go into effect on December 2, 2013, and we are working on completing its implementation requirements. At this time, we anticipate satisfactory completion of the wireless code requirements by the effective date.

Although the wireless code will go into effect on December 2, 2013, and will apply to mobile wireless service contracts signed, amended, renewed or extended after that date, the CRTC has also stated that the wireless code will apply to all wireless contracts, no matter when they were entered into, on June 3, 2015. This could mean that, as of June 3, 2015, the wireless code will apply retrospectively to all retail mobile wireless service contracts with individuals and small businesses, including those in place prior to December 2, 2013. Contracts that have device balances that are reduced over a period greater than 24 months, which is the case for existing three-year mobile wireless service contracts, would not comply with the wireless code.

TELUS, along with other major wireless service providers, filed a notice of motion with the Federal Court of Appeal seeking leave to appeal the retrospective application of the wireless code. The Federal Court of Appeal has granted leave for appeal, and the appeal process is now ongoing. As part of the appeal process, we will ask for an expedited motion, but the appeal will probably not be heard until 2014. Should retrospective application of the wireless code remain, we may experience a negative impact to our financial results in the future.

It also remains unclear how the provinces which have enacted (or which may have planned to enact) wireless consumer protection legislation will respond to the issuance of the wireless code. There is a risk of significant compliance costs for us and other wireless providers, particularly if the federal and provincial rules are not fully harmonized.

Wireline wholesale services review

On October 15, 2013, the CRTC initiated a broad review of the existing regulatory framework for wireline wholesale services in Telecom Notice of Consultation CRTC 2013-551, Review of wholesale services and associated policies. This wide-ranging policy proceeding will include an oral hearing in the fourth quarter of 2014 with a decision expected in the first quarter of 2015. The outcome of this review will change aspects of the current regulatory framework for wholesale services, which could negatively impact our future business strategies.

Broadcasting distribution undertakings

Increasing vertical integration

The broadcasting landscape has undergone significant consolidation, including the acquisition by Bell Canada Enterprises (BCE) of Astral Media (a transaction approved by the CRTC in June 2013). In September 2011, the CRTC announced a policy framework to address concerns relating to the potential incentive for anti-competitive behaviour by vertically integrated broadcasting companies. The CRTC subsequently introduced a new code of conduct through amendments to the various broadcasting regulations and exemption orders. The amendments to the regulations were enacted in July 2012. In addition, the CRTC subjected BCE’s acquisition of Astral Media in June 2013 to numerous additional safeguards by way of conditions of licence to ensure access to content under BCE’s control on commercially reasonable terms and conditions.

The CRTC is considering implementing the additional safeguards that were imposed on BCE’s broadcasting undertakings on a combined Shaw/Corus as part of the hearing to consider Corus’ acquisition of some divestitures from Astral Media. In addition, the CRTC has been asked to consider closing a loophole in the Digital Media Exemption Order, which allowed Shaw’s distribution undertakings to benefit from an anti-competitive head start with respect to the distribution on multiple platforms of the Corus service Movie Central.

Without timely and strict enforcement of the vertical integration safeguards, there is a risk that vertically integrated competitors, who own both broadcast content and distribution platforms, could unfairly raise programming costs of non-vertically integrated companies such as TELUS, and/or attempt to withhold content on digital media platforms (Internet and mobile platforms), or otherwise disadvantage us in attracting and retaining wireless or Optik TV customers.

Risk mitigation for all regulatory matters above: We continue to advocate to the federal government that restrictions on Canada’s foreign ownership regime should be symmetrical for all communication companies operating in Canada and we will continue to advocate for fair access to spectrum.

We have advocated for and support the recent establishment by the CRTC of a national wireless service consumer code to reduce compliance costs and standardize the terms and conditions of service, but are appealing retrospective aspects of the CRTC’s wireless code. Effective July 30, 2013, we have also launched new two-year plans that may help mitigate the move to maximum two-year contracts.

In the case of the distribution of broadcasting content, we support a symmetrical regime under the Broadcasting Act that ensures all Canadian consumers continue to have equitable access to broadcast content irrespective of the distributor or platform they choose. We believe that, as long as content is regulated to achieve cultural objectives, this is in the best interest of all carriers and their customers. We continue to advocate for the timely and strict enforcement of the CRTC vertical integration policy and for further meaningful safeguards, as required.

10.3 Litigation and legal matters

The following is an update to Section 10.9 Litigation and legal matters in our 2012 MD&A.

Class actions

Uncertified class actions

Uncertified class actions against us, other telecommunications carriers and cellular telephone manufacturers include a new 2013 class action brought in B.C. alleging that prolonged usage of cellular telephones causes adverse health effects.

Certified class actions

Certified class actions against us include a recently certified 2012 class action brought in Quebec alleging that we improperly unilaterally amended customer contracts to increase various wireless service rates.

Risk mitigation: We are vigorously defending against certification of uncertified class actions. Certification is a procedural step that determines whether a particular lawsuit may be prosecuted by a representative plaintiff on behalf of a class of individuals. Certification of a class action does not determine the merits of the claim, so that if we were unsuccessful in defeating certification, the plaintiffs would still be required to prove the merits of their claims. We believe that we have good defences to certified actions and are vigorously defending against them. Should the ultimate resolution of the class actions differ from our assessments and assumptions, a material adjustment to our financial position and results of operations could result.

11.       Definitions and reconciliations

11.1 Non-GAAP financial measures

We have issued guidance on, and report on, certain non-GAAP measures that are used to evaluate the performance of TELUS and its segments, as well as to determine compliance with debt covenants and to manage the capital structure. As non-GAAP measures generally do not have a standardized meaning, they may not be comparable to similar measures presented by other issuers. Securities regulations require such measures to be clearly defined, qualified and reconciled with their nearest GAAP measure.

Dividend payout ratio: This basic measure is defined as the quarterly dividend declared per share for the most recently completed quarter, as reported in the Consolidated financial statements, multiplied by four and divided by the sum of basic earnings per share for the most recent four quarters for interim reporting periods (divided by annual basic earnings per share for fiscal years).

Calculation of Dividend payout ratio

Twelve-month periods ended September 30 ($)	2013	2012
Numerator — Annualized third quarter dividend declared per equity share (1)	1.36	1.22
Denominator — Net income per equity share (1)	1.96	1.78
Ratio (%)	69	69

(1)         Reflects the 2-for-1 stock split effective April 16, 2013.

Dividend payout ratio of adjusted net earnings: More representative of a sustainable calculation is the historical ratio based on reported earnings per share adjusted to exclude income tax-related adjustments, long-term debt prepayment premiums, the impacts of a net-cash settlement feature from 2007 to 2012, and items adjusted for in EBITDA. Our target guideline, for the annual dividend payout ratio is on a prospective basis, rather than on a trailing basis, and is 65 to 75% of sustainable earnings on a prospective basis (see Section 4.3).

Calculation of Dividend payout ratio of adjusted net earnings

Twelve-month periods ended September 30 ($)	2013	2012
Numerator — Annualized third quarter dividend declared per equity share (1)	1.36	1.22
Adjusted net earnings ($ millions):
Net income attributable to equity shares	1,267	1,165
Add back long-term debt prepayment premium after income taxes	17	—
Add back net unfavourable (deduct net favourable) income tax-related adjustments (see Section 5.2)	5	(12)
Deduct net after-tax gain (add back net equity loss) related to the TELUS Garden residential real estate partnership	—	(6)
Net-cash settlement feature	(2)	(4)
	1,287	1,143
Denominator — Adjusted net earnings per share (1)	1.99	1.76
Adjusted ratio (%)	68	69

(1)         Reflects the 2-for-1 stock split effective April 16, 2013.

Earnings coverage is defined in the Canadian Securities Administrators’ National Instrument 41-101 and related instruments, and is calculated as follows:

Calculation of Earnings coverage

Twelve-month periods ended September 30 ($ millions, except ratio)	2013	2012
Net income attributable to equity shares	1,267	1,165
Income taxes	465	396
Borrowing costs (Interest on long-term debt + Interest on short-term borrowings and other + Long-term debt prepayment premium)	388	352
Numerator	2,120	1,913
Denominator — Borrowing costs	388	352
Ratio (times)	5.5	5.4

EBITDA (earnings before interest, income taxes, depreciation and amortization): We have issued guidance on and report EBITDA because it is a key measure used to evaluate performance at a consolidated level and the contribution of our two segments. EBITDA is commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. EBITDA should not be considered an alternative to Net income in measuring TELUS’ performance, nor should it be used as an exclusive measure of cash flow. EBITDA as calculated by TELUS is equivalent to Operating revenues less the total of Goods and services purchased and Employee benefits expense.

We may also calculate an adjusted EBITDA to exclude items of an unusual nature that do not reflect our ongoing operations, that should not be considered in a valuation metric or should not be included in assessment of ability to service or incur debt. In respect of the TELUS Garden residential real estate partnership, which is included in the wireline segment, we do not anticipate retaining an ownership interest in the TELUS Garden residential condominium following completion of construction. In respect of the TELUS Garden residential real estate partnership, in 2012 we recorded a $7 million pre-tax gain net of equity losses in the first nine months of the year; consolidated EBITDA for this period excluding this net gain would be $2,934 million. Equity losses for the TELUS Garden residential real estate partnership were $nil in the third quarter and first nine months of 2013 and $nil in the third quarter of 2012.

Calculation of EBITDA

	Third quarters ended September 30		Nine-month periods ended September 30
($ millions)	2013	2012	2013	2012
Net income	356	323	1,004	941
Financing costs	109	96	337	278
Income taxes	125	110	384	335
Depreciation	342	362	1,033	1,049
Amortization of intangible assets	103	99	309	338
EBITDA	1,035	990	3,067	2,941

EBITDA — excluding restructuring and other like costs: We report this measure as a supplementary indicator of our operating performance. It is also utilized in the calculation of Net debt to EBITDA — excluding restructuring and other like costs and EBITDA — excluding restructuring and other like costs interest coverage. EBITDA — excluding restructuring and other like costs for the 12-month periods ended September 30, 2013 and 2012, were $4,069 million and $3,832 million, respectively.

Calculation of EBITDA — excluding restructuring and other like costs

	Third quarters ended September 30		Nine-month periods ended September 30
($ millions)	2013	2012	2013	2012
EBITDA	1,035	990	3,067	2,941
Restructuring and other like costs	15	3	65	29
EBITDA — excluding restructuring and other like costs	1,050	993	3,132	2,970

EBITDA — excluding restructuring and other like costs interest coverage is defined as EBITDA — excluding restructuring and other like costs, divided by Net interest cost, calculated on a 12-month trailing basis. This measure is similar to the Coverage Ratio covenant in our credit facilities (see Section 7.5).

EBITDA less capital expenditures (excluding spectrum licences): We calculate this measure as a simple proxy for cash flow at a consolidated level and for our two segments. EBITDA less capital expenditures may be used for comparison to the reported results for other telecommunications companies over time and is subject to the potential comparability issues of EBITDA described above.

Calculation of EBITDA less capital expenditures (excluding spectrum licences)

	Third quarters ended September 30		Nine-month periods ended September 30
($ millions)	2013	2012	2013	2012
EBITDA	1,035	990	3,067	2,941
Capital expenditures (excluding spectrum licences)	(555)	(471)	(1,533)	(1,460)
EBITDA less capital expenditures (excluding spectrum licences)	480	519	1,534	1,481

Free cash flow: We report free cash flow because it is a key measure that we use to evaluate performance and it should not be considered an alternative to the measures in the Consolidated statements of cash flows. Free cash flow excludes certain working capital changes (such as trade receivables and trade payables), proceeds from divested assets and other sources and uses of cash, as found in the Consolidated statements of cash flows. It provides an indication of how much cash generated by operations is available after capital expenditures (excluding purchases of spectrum licences) that may be used to, among other things, pay dividends, repay debt, purchase shares under our NCIB program, or make other investments. Free cash flow may be supplemented from time to time by proceeds from divested assets or financing activities.

Free cash flow calculation

	Third quarters ended September 30		Nine-month periods ended September 30
($ millions)	2013	2012	2013	2012
EBITDA	1,035	990	3,067	2,941
Deduct gain net of equity losses related to TELUS Garden residential real estate partnership	—	—	—	(7)
Deduct interest income received that is also recorded in Other operating income	—	(1)	—	(1)
Restructuring (disbursements) net of restructuring costs	(6)	(2)	(8)	(13)
Items from the Consolidated statements of cash flows
Share-based compensation	21	13	46	29
Net employee defined benefit plans expense	27	24	81	77
Employer contributions to employee defined benefit plans	(7)	(14)	(173)	(145)
Interest paid	(62)	(56)	(250)	(228)
Interest received	—	1	3	12
Capital expenditures (excluding spectrum licences)	(555)	(471)	(1,533)	(1,460)
Free cash flow before income taxes	453	484	1,233	1,205
Income taxes paid, net of refunds	(88)	(58)	(318)	(137)
Free cash flow	365	426	915	1,068

The following reconciles our definition of free cash flow with Cash provided by operating activities.

Free cash flow reconciliation with Cash provided by operating activities

	Third quarters ended September 30		Nine-month periods ended September 30
($ millions)	2013	2012	2013	2012
Free cash flow	365	426	915	1,068
Add back capital expenditures (excluding spectrum licences)	555	471	1,533	1,460
Adjustments to reconcile to cash provided by operating activities	164	68	72	(12)
Cash provided by operating activities	1,084	965	2,520	2,516

Net debt: We believe that Net debt is a useful measure because it represents the amount of long-term debt obligations that are not covered by available cash and temporary investments, and when applicable in previous years, it incorporated exchange rate impacts of cross-currency swap agreements put into place to fix the value of U.S. dollar debt. The nearest IFRS measure to net debt is Long-term debt, including Current maturities of long-term debt. Net debt is a component of the Net debt to EBITDA — excluding restructuring and other like costs ratio.

Calculation of Net debt

At September 30 ($ millions)	2013	2012
Long-term debt including current maturities of long-term debt	6,904	6,182
Debt issuance costs netted against long-term debt	32	24
Cash and temporary investments	(32)	(45)
Short-term borrowings	409	403
Net debt	7,313	6,564

Net debt to EBITDA — excluding restructuring and other like costs is defined as Net debt at the end of the period divided by the 12-month trailing EBITDA — excluding restructuring and other like costs. Our long-term guideline range for this ratio is from 1.5 to 2.0 times, which is similar to the Leverage Ratio covenant in our credit facilities (see Section 7.5).

Net debt to total capitalization is a measure of the proportion of debt used in the capital structure of TELUS.

Net interest cost: is the denominator in the calculation of EBITDA — excluding restructuring and like costs interest coverage. Net interest cost is defined as Financing costs excluding employee defined benefit plans net interest and recoveries on redemption and repayment of debt, calculated on a 12-month trailing basis. No recoveries on redemption and repayment of debt were recorded in 12-month periods ended September 30, 2013 and 2012. Expenses recorded for the long-term debt prepayment premium, if any, are included in net interest cost. Net interest costs for the 12-month periods ended September 30, 2013 and 2012, were $360 million and $333 million, respectively.

Restructuring and other like costs: With the objective of reducing ongoing costs, we incur associated incremental, non-recurring restructuring costs. We may also incur atypical charges when undertaking major or transformational changes to our business or operating models. In addition to items such as internal and external labour, such atypical charges may include depreciation and amortization of intangible assets expenses, when property, plant, equipment and intangible assets are retired significantly prior to the end of their estimated useful lives so that other continuing formerly associated resources, such as spectrum, may be redeployed elsewhere in our business. We also include incremental external costs incurred in connection with business acquisition activity in other like costs.

Total capitalization is defined and calculated as follows:

Calculation of total capitalization — book value

At September 30 ($ millions)	2013	2012
Net debt	7,313	6,564
Owners’ equity	7,267	8,047
Deduct Accumulated other comprehensive income	(33)	(15)
Total capitalization — book value	14,547	14,596

11.2 Wireless operating indicators

The following measures are industry metrics that are useful in assessing the operating performance of a wireless telecommunications entity, but do not have a standardized meaning under IFRS-IASB.

Average revenue per subscriber unit per month (ARPU) is calculated as network revenue divided by the average number of subscriber units on the network during the period and expressed as a rate per month. Data ARPU is a component of ARPU, calculated on the same basis for revenue derived from services such as text messaging, mobile computing, personal digital assistance devices, Internet browser activity and pay-per-use downloads.

Churn per month is calculated as the number of subscriber units deactivated during a given period divided by the average number of subscriber units on the network during the period, and expressed as a rate per month. A prepaid subscriber is deactivated when the subscriber has no usage for 90 days following expiry of the prepaid credits.

Cost of acquisition (COA) consists of the total of device subsidies, commissions, and advertising and promotion expenses related to the initial subscriber acquisition during a given period. As defined, COA excludes costs to retain existing subscribers (retention spend).

COA per gross subscriber addition is calculated as cost of acquisition divided by gross subscriber activations during the period.

Retention spend to network revenue represents direct costs associated with marketing and promotional efforts aimed at the retention of the existing subscriber base, divided by network revenue.

Subscriber unit (wireless) is defined as an active recurring revenue-generating unit (e.g. cellular phone, tablet or mobile Internet key) with a unique subscriber identifier (SIM or IMEI number) that has access to the wireless voice and/or data networks for communication. In addition, TELUS has a direct billing or support relationship with the user of each device. Our definition of subscriber units excludes machine-to-machine (M2M) devices, such as those for asset tracking, remote control monitoring and meter readings, vending machines and wireless ATMs.